PROSPECTUS                                                                                                                                                                                                                                  Filed pursuant to Rule 424(b)(3)
                                                                                                                                                                                                                                                             Registration No. 333-180197

May 1, 2012

PRUCO LIFE
VARIABLE CONTRACT
REAL PROPERTY ACCOUNT

This prospectus is attached to two other types of prospectuses.  The first describes either a variable annuity contract or a variable life insurance contract (collectively, the "Contract") issued by Pruco Life Insurance Company ("Pruco Life," "us," "we," or "our"), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"). The second prospectus describes several investment options available under that variable contract through The Prudential Series Fund (the "Series Fund").  The Series Fund is registered under the Investment Company Act of 1940 as an open-end, diversified management investment company. The Series Fund consists of separate investment portfolios that are mutual funds, each with a different investment policy and objective.

This prospectus describes the Pruco Life Variable Contract Real Property Account (the "Real Property Account"), an additional available investment option.  Although it is not a mutual fund, in many ways it is like a mutual fund.  Instead of holding a diversified portfolio of securities, such as stocks or bonds, it consists mainly of a portfolio of commercial and residential real properties.

Pruco Life determines the price of a "share" or, as we call it, a "participating interest" in this portfolio of properties, just as it does for the other investment options.  It is based upon our best estimate of the fair market value of the properties and other assets held in this portfolio.  The portion of your "Contract Fund" (the total amount invested under the Contract) that you allocate to this investment option will change daily in value, up or down, as our estimate of the fair market value of these real properties and other assets change.

The risks of investing in real property are different from the risks of investing in mutual funds.  See RISK FACTORS.  Also, your ability to withdraw or transfer your investment in this option is not as freely available as it is for the other investment options.  See RESTRICTIONS ON WITHDRAWALS.

Please read this prospectus and keep it for future reference.

The Securities and Exchange Commission ("SEC") maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense

Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102-2992
Telephone: (800) 778-2255

PRPA-1 Ed 5-2012

TABLE OF CONTENTS

                                                                                                                                                                                                 Page
PER SHARE INVESTMENT INCOME, CAPITAL CHANGES AND SELECTED RATIOS..............................	1

SUMMARY...............................................................................................................................................	2
Investment of The Real Property Account Assets...................................................................................	2
Investment Objectives.............................................................................................................................	2
Risk Factors............................................................................................................................................	2
Summary of Charges..............................................................................................................................	3
Availability to Pruco Life Contracts........................................................................................................	3

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY, PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT, THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP, AND THE INVESTMENT MANAGER....................................................................................................	3
Pruco Life Insurance Company...............................................................................................................	3
Pruco Life Variable Contract Real Property Account...............................................................................	3
The Prudential Variable Contract Real Property Partnership...................................................................	4
The Investment Manager.........................................................................................................................	4

INVESTMENT POLICIES..........................................................................................................................	5
Overview.................................................................................................................................................	5
Investment in Direct Ownership Interests in Real Estate........................................................................	5
Investments in Mortgage Loans..............................................................................................................	6
Investments in Sale-Leasebacks.............................................................................................................	7
General Investment and Operating Policies...........................................................................................	8

CURRENT REAL ESTATE-RELATED INVESTMENTS.............................................................................	9
Properties...............................................................................................................................................	9

RISK FACTORS.......................................................................................................................................	10
Liquidity of Investments..........................................................................................................................	10
General Risks of Real Property Investments...........................................................................................	10
Reliance on The Partners and The Investment Manager.........................................................................	12

INVESTMENT RESTRICTIONS.................................................................................................................	12

DIVERSIFICATION REQUIREMENTS.......................................................................................................	12

CONFLICTS OF INTEREST......................................................................................................................	12

THE REAL PROPERTY ACCOUNT’S UNAVAILABILITY TO CERTAIN CONTRACTS................................	14

VALUATION OF CONTRACT OWNERS’ PARTICIPATING INTERESTS....................................................	15

BORROWING BY THE PARTNERSHIP.....................................................................................................	16

CHARGES................................................................................................................................................	16

RESTRICTIONS ON WITHDRAWALS........................................................................................................	17

RESTRICTIONS ON CONTRACT OWNERS’ INVESTMENT IN THE REAL PROPERTY ACCOUNT......................................................................................................................................	17

FEDERAL INCOME TAX CONSIDERATIONS............................................................................................	18

DISTRIBUTION OF THE CONTRACTS......................................................................................................	18

STATE REGULATION..............................................................................................................................	18

ADDITIONAL INFORMATION...................................................................................................................	18

EXPERTS................................................................................................................................................	18

LITIGATION.............................................................................................................................................	19

REPORTS TO CONTRACT OWNERS.......................................................................................................	19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS.....................................................................................................................	19

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........................................	24

FINANCIAL STATEMENTS.......................................................................................................................	25

FINANCIAL STATEMENTS OF PRUCO LIFE VARIABLE CONTRACT REAL
PROPERTY ACCOUNT................................................................................................................................
A1

FINANCIAL STATEMENTS OF THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY
PARTNERSHIP.........................................................................................................................................	B1

PER SHARE INVESTMENT INCOME, CAPITAL CHANGES AND
SELECTED RATIOS
(FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD)

The following information on per share investment income, capital changes and selected ratios has been provided for your information.  This page should be read in conjunction with the financial statements and notes thereto of The Prudential Variable Contract Real Property Partnership included in this prospectus.

	01/01/2011	01/01/2010	01/01/2009	01/01/2008	01/01/2007
	To	To	To	To	To
	12/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007

Revenue from real estate and improvements	$4.36	$4.11	$3.96	$4.55	$4.25
Equity in income of real estate partnership	$0.21	$0.17	$0.16	$0.15	$0.17
Dividend income from real estate investment trusts	$0.00	$0.00	$0.00	$0.00	$0.00
Interest and equity income on mortgage and other loans receivable	$0.00	$0.00	$0.00	$0.00	$0.00
Income from other real estate investments	$0.00	$0.00	$0.00	$0.00	$0.06
Interest on short-term investments	$0.01	$0.01	$0.01	$0.06	$0.22

TOTAL INVESTMENT INCOME	$4.58	$4.29	$4.13	$4.76	$4.70

Investment Management fee	$0.44	$0.40	$0.40	$0.51	$0.50
Real Estate Taxes	$0.37	$0.41	$0.43	$0.45	$0.36
Administrative expense	$0.76	$0.80	$0.76	$0.88	$0.60
Operation expense	$1.14	$1.07	$1.05	$1.07	$1.03
Interest expense	$0.27	$0.17	$0.26	$0.29	$0.30
Minority interest in consolidated partnership	$0.06	$0.07	$0.11	($0.08)	$0.02

TOTAL INVESTMENT EXPENSES	$3.04	$2.92	$3.01	$3.12	$2.81

NET INVESTMENT INCOME	$1.54	$1.37	$1.12	$1.64	$1.89

Net realized gain (loss) on real estate investments sold
or converted	$0.00	($0.40)	($0.66)	$0.00	$0.10

Change in unrealized gain (loss) on real estate investments	$2.77	($0.98)	($6.95)	($6.75)	$0.83
Minority interest in unrealized gain (loss) on investments	($0.16)	($0.12)	($0.49)	($0.21)	$0.12

Net unrealized gain (loss) on real estate investments	$2.61	($0.86)	($6.46)	($6.54)	$0.71

NET REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS	$2.61	($1.26)	($7.12)	($6.54)	$0.81

Net change in share value	($3.89)	($2.50)	($5.77)	($4.90)	$2.68

Share value at beginning of period	$28.38	$25.88	$31.65	$36.55	$33.87
Share value at end of period	$32.27	$28.38	$25.88	$31.65	$36.55

Ratio of expenses to average net assets (1)	8.38%	9.36%	9.33%	8.57%	7.94%

Ratio of net investment income to average net assets (1)	4.96%	5.03%	4.22%	4.55%	5.28%

Number of weighted shares outstanding at
end of period (000’s)	5,335	5,815	6,462	6,759	6,759

All per share calculations are based on weighted average shares outstanding.
 (1)  Average net assets are calculated based on an average of ending monthly net assets.
*Per Share amount less than $0.01 (rounded)

1 - Real Property

SUMMARY

This Summary provides a brief overview of the more significant aspects of the Real Property Account.  We provide further detail in the subsequent sections of this prospectus.

The Real Property Account is a separate account of Pruco Life Insurance Company (“Pruco Life”) created pursuant to Arizona insurance law.  Under that law, the assets of the Real Property Account are not chargeable with liabilities arising out of any other business of Pruco Life.  Owners of certain variable life insurance and variable annuity contracts issued by Pruco Life may allocate a portion of their net premiums or purchase payments, or transfer a portion of their Contract Fund, to the Real Property Account.  Values and benefits under the Contracts will thereafter reflect the investment experience of the Real Property Account.  Contract owners, not Pruco Life, bear the risks and rewards of the investment performance of the Real Property Account to the extent of the Contract owner's Contract Fund invested in the Real Property Account. This prospectus is attached to and should be read in conjunction with the prospectus for the Contract you selected.

Investment of The Real Property Account Assets

The Real Property Account assets are invested primarily in income-producing real estate through The Prudential Variable Contract Real Property Partnership (the "Partnership"), which is a general partnership that was established by Prudential and two of its wholly-owned subsidiaries, Pruco Life Insurance Company ("Pruco Life") and Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”). See The Prudential Variable Contract Real Property Partnership.  Currently Prudential Investment Management, Inc. ("PIM") serves as the investment manager of the Partnership. See The Investment Manager.  The Partnership invests at least 65% of its assets in direct ownership interests in:

1.	income-producing real estate;
2.	participating mortgage loans (mortgages providing for participation in the revenues generated by, or the appreciation of, the underlying property, or both) originated for the Partnership; and
3.	real property sale-leasebacks negotiated on behalf of the Partnership.

The large majority of these real estate investments will be in direct ownership interests in income producing real estate, such as office buildings, shopping centers, apartments, industrial properties or hotels.  The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land.  Approximately 10% of the Partnership's assets will be held in cash or invested in liquid instruments and securities.  The remainder of the Partnership's assets may be invested in other types of real estate related investments, including non-participating mortgage loans and real estate investment trusts.

Investment Objectives

The investment objectives of the Partnership are to:

1.	preserve and protect the Partnership's capital;
2.	compound income by reinvesting investment cash flow; and
3.	over time, increase the income amount through appreciation in the value of permitted investments and, to a lesser extent, through mortgage loans and sale-leaseback transactions.

There is no assurance that the Partnership's objectives will be attained. See INVESTMENT POLICIES.

Risk Factors

Investment in the Real Property Account, and thereby, participation in the investment experience of the Partnership, involves significant risks.  See RISK FACTORS.  These include the risk of fluctuating real estate values and the risk that the appraised or estimated values of the Partnership's real property investments will not be realized upon their disposition.  Many of the Partnership's real estate investments will not be quickly convertible into cash. Therefore, the Real Property Account should be viewed as a long-term investment.  See RESTRICTIONS ON WITHDRAWALS.

Pruco Life and the investment manager have taken steps that are designed to ensure that the Real Property Account and Partnership will be sufficiently liquid to satisfy all withdrawal or loan requests promptly (within seven days), see Liquidity of Investments.  Prudential’s management of the Partnership is subject to certain conflicts of interest, including the possible acquisition of properties from Prudential Financial affiliates.  See CONFLICTS OF INTEREST.

2 - Real Property

Summary of Charges

The Partnership pays a daily investment management fee, which amounts to 1.25% per year of the average daily gross assets of the Partnership.  The Partnership also compensates the investment manager for providing certain accounting and administrative services.  See CHARGES.  The portion of your Contract Fund allocated to the Real Property Account is subject to the same Contract charges as the portion of your Contract Fund allocated to The Prudential Series Fund, Inc. (the "Series Fund").  The Series Fund is the underlying funding vehicle for the other variable investment options available to Contract owners.  You should read the Contract prospectus for a description of those charges.

Availability to Pruco Life Contracts

The Real Property Account is currently available to purchasers of Pruco Life's Variable Appreciable Life® Insurance Contracts, Variable Life Insurance Contracts, Discovery® Life Plus Contracts, and Discovery® Plus Contracts.  It is not available on Contracts that are purchased in connection with IRAs, Section 403(b) annuities, and other tax-qualified plans, that are subject to the Employee Retirement Income Security Act of 1974 ("ERISA") or to the prohibited transaction excise tax provisions of the Internal Revenue Code.  See THE REAL PROPERTY ACCOUNT'S UNAVAILABILITY TO CERTAIN CONTRACTS.  For example, a Variable Appreciable Life Contract owner who elects to invest part of his or her net premiums in the Pruco Life Variable Appreciable Account, a separate account of Pruco Life registered as a unit investment trust under the Investment Company Act of 1940, and part in the Real Property Account, will be subject to the same:  (1) monthly sales charges; (2) risk charges; (3) administrative charges; (4) insurance charges; and (5) contingent deferred sales charges without regard to what portion is invested in the Pruco Life Variable Appreciable Account and what portion is invested in the Real Property Account.  The Real Property Account has established different subaccounts, relating to the different types of variable Contracts that may participate in the Real Property Account.  These subaccounts provide the mechanism and maintain the records whereby these different Contract charges are made.

This prospectus may only be offered in jurisdictions in which the offering is lawful. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY, PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT, THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP, AND THE INVESTMENT MANAGER

Pruco Life Insurance Company

Pruco Life, a stock life insurance company, was organized on December 23, 1971 under the laws of the State of Arizona.  It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York.  These Contracts are not offered in any state in which the necessary approvals have not been obtained.

Pruco Life is a wholly-owned subsidiary of Prudential, a stock life insurance company that has been doing business since October 13, 1875.  Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company.  As Pruco Life’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life and Prudential.  However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life may owe under the Contract.

Pruco Life Variable Contract Real Property Account

The Real Property Account was established on August 27, 1986 under Arizona law as a separate investment account. The Real Property Account meets the definition of a "separate account" under the federal securities laws.  The Real Property Account holds assets that are separated from all of Pruco Life's other assets.  The Real Property Account is used only to support the variable benefits payable under the Contracts that are funded by the real estate investment option.

The Contract obligations to Contract owners and beneficiaries are general corporate obligations of Pruco Life.  Pruco Life is also the legal owner of the Real Property Account assets.  Pruco Life will maintain assets in the Real Property Account with a total market value at least equal to the amounts credited under the real estate option to all the Contracts participating in the Real Property Account.  These assets may not be charged with liabilities, which arise from any other business that Pruco Life conducts.  In addition to these assets, the Real Property Account's assets may include funds

3 - Real Property

contributed by Pruco Life, and reflect any accumulations of the charges Pruco Life makes against the Real Property Account.  See VALUATION OF CONTRACT OWNER’S PARTICIPATING INTERESTS.

Pruco Life will bear the risks and rewards of the Real Property Account's investment experience to the extent of its investment in the Real Property Account.  Pruco Life may withdraw or redeem its investment in the Real Property Account at any time.  We will not make any such redemption if it will have a materially adverse impact on the Real Property Account.  Accumulations of charges will be withdrawn on a regular basis.

Unlike the other separate accounts funding the Contracts, the Real Property Account is not registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 as an investment company. For state law purposes, the Real Property Account is treated as a part or division of Pruco Life.  Contract owners have no voting rights with respect to the Real Property Account.  The Real Property Account is under the control and management of Pruco Life.   The Board of Directors and officers of Pruco Life are responsible for the management of the Real Property Account.  No salaries of Pruco Life personnel are paid by the Real Property Account.  Information regarding the directors and officers of Pruco Life is contained in the attached prospectus for the Contract.  The financial statements of the Real Property Account begin on page A1.

The Prudential Variable Contract Real Property Partnership

The assets of the Real Property Account are invested in the Partnership.  The Partnership, a general partnership organized under New Jersey law on April 29, 1988, was formed through an agreement among Prudential, Pruco Life, and Pruco Life of New Jersey, to provide a means for assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts issued by the respective companies to be invested in a commingled pool.  This was done to provide greater diversification of investments and lower transaction costs than would be possible if the assets were separately invested by each company.  All amounts allocated to the Real Property Account are contributed by Pruco Life to the Partnership.  Pruco Life's general partnership interest in the Partnership is held in the Real Property Account.

The initial contributions to the Partnership were made on April 29, 1988.  Prudential contributed $100,000 in cash to the Partnership; Pruco Life of New Jersey contributed $100,000 in cash to the Partnership; and Pruco Life contributed the real estate and other assets held in its real estate separate account, which had been actively investing in real estate for more than a year.  Those assets had an estimated market value of $91,538,737 on that date.  Each Partner is entitled to its respective proportionate share of all income, gains, and losses of the Partnership.

The Partnership assets are valued on each business day.  The value of each Partner's interest will fluctuate with the investment performance of the Partnership.  In addition, the Partners’ interests are proportionately readjusted, at the current value, on each day when a Partner makes a contribution to, or withdrawal from, the Partnership.  When you choose to allocate a portion of your net premiums or purchase payments, or transfer a portion of your Contract Fund, to the Real Property Account, Pruco Life will contribute that amount to the Partnership as a capital contribution.  It will correspondingly increase the Real Property Account's interest in the Partnership. Values and benefits under the Contract will thereafter vary with the performance of the Partnership's investments.  For more information on how the value of your interest in the Real Property Account and the value of the Partnership's investments are calculated, see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS.

Contract owners have no voting rights with respect to the Partnership operations. The financial statements of the Partnership begin on page B1.

The Investment Manager

Currently, Prudential Investment Management, Inc. acts as investment manager of the Partnership.  PIM invests in and manages real estate equities and mortgages for the general account and separate accounts of Prudential Financial affiliates, and other third party accounts.

PIM, on behalf of the general account, and separate accounts of Prudential Financial affiliates, and other third party accounts, is one of the largest real estate investors in North America. PIM and Prudential Financial affiliates participate in real estate ventures through public and private partnerships.  As of December 31, 2011, PIM managed $68.7 billion of net domestic real estate mortgages and equities of which $36.3 billion is in Prudential’s general account and $32.4 billion is in separate accounts and other third party accounts.  Statement value for general account assets is recorded at depreciated cost and for assets in separate accounts and other third party accounts at market value.  For a discussion of how the Partnership's real estate-related investments are valued, see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS.

4 - Real Property

PIM has organized its real estate activities into separate business units within Prudential's Global Asset Management Group.  Prudential Real Estate Investors (“PREI”™) is the unit responsible for the investments of the Real Property Partnership.  PREI's investment staff is responsible for both general account and third party account real estate investment management activities.

PREI provides global investment management services to institutional investors worldwide.  PREI is headquartered in Parsippany, New Jersey and has 6 field offices across the United States.  As of December 31, 2011, PREI had under management, within the US, approximately 30.1 million net rentable square feet of office real estate, 21.4 million net rentable square feet of industrial real estate, 27.1 million net rentable square feet of retail real estate, 12,621 hotel rooms, 32,143 multifamily residential units, and 18.9 million net rentable square feet of self-storage real estate.

PIM has entered into an administrative services agreement with Prudential, Pruco Life, and Pruco Life of New Jersey under which it pays the companies a fee for performing certain of PIM’s record keeping and other obligations under its investment management agreement with the Partnership.

INVESTMENT POLICIES

Overview

The Partnership has an investment policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.  The largest portion of these real estate investments are direct ownership interests in income-producing real estate, such as office buildings, shopping centers, hotels, apartments, or industrial properties.  Approximately 10% of the Partnership’s assets are generally held in cash or invested in liquid instruments and securities although the Partners reserve discretion to increase this amount to meet partnership liquidity requirements.  The remainder of the Partnership’s assets are invested in other types of real estate-related investments, including real estate investment trusts.

Investment in Direct Ownership Interests in Real Estate

Acquisition.    The Partnership's principal investment policy involves acquiring direct ownership interests in existing (including newly constructed) income-producing real estate, including office buildings, shopping centers, apartment buildings, industrial properties, and hotels.  The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land.  Property acquisitions will generally be carried out by the real estate acquisition offices in PREI's network of field offices located in Parsippany, New Jersey, Atlanta, Georgia, Chicago, Illinois and San Francisco, California.  A field office or an affiliate of Prudential Financial supervises the management of properties in all of PIM's accounts.

Proposals to acquire properties for the Partnership are usually originated by a field office.  They are reviewed and approved by the Investment Management Committee of PREI.  Depending upon the size of the acquisition and other factors, a proposed real estate investment may also be submitted for review to the Investment Committee of the Board of Directors of Prudential.

Although percentage limitations on the type and location of properties that may be acquired by the Partnership have not been established, the Partnership plans to diversify its investments through the type of property acquired and its geographic location.  The Partnership's investments will be maintained to meet the Internal Revenue Code diversification requirements.  See General Investment and Operating Policies.

In order for the Partnership to meet its stated objectives, it will have to acquire properties that generate more cash than needed to pay its gross operating expenses.  To do this, a substantial portion of the Partnership's assets will be invested in properties with operating histories that include established rent and expense schedules.  However, the Partnership may also acquire recently constructed properties that may be subject to agreements with sellers providing for certain minimum levels of income.  Upon the expiration of or default under these agreements, there is no assurance that the Partnership will maintain the level of operating income necessary to produce the return it was previously experiencing. The Partnership may purchase real property from Prudential Financial or its affiliates under certain conditions.  See CONFLICTS OF INTEREST.

The property acquired by the Partnership is usually real estate, which is ready for use.  Accordingly, the Partnership is not usually subject to the development or construction risks inherent in the purchase of unimproved real estate.  From time to time, however, the Partnership may invest in a developmental real estate project that is consistent with the Partnership's objectives.  The Partnership will then be subject to those risks.

5 - Real Property

The Partnership will often own the entire fee interest in an acquired property, but it may also hold other direct ownership interests.  These include, but are not limited to, partnership interests, limited liability company interests, leaseholds, and tenancies in common.

Property Management and Leasing Services.  The Partnership usually retains a management company operating in the area of a property to perform local property management services.  A field office or other affiliate of Prudential Financial will usually:  (1) supervise and monitor the performance of the local management company; (2) determine and establish the required accounting information to be supplied; (3) periodically inspect the property; (4) review and approve property operating budgets; and (5) review actual operations to ensure compliance with budgets.  In addition to day-to-day management of the property, the local management company will have responsibility for:  (1) supervision of any on-site personnel; (2) negotiation of maintenance and service contracts; (3) major repair advice; (4) replacements and capital improvements; (5) the review of market conditions to recommend rent schedule changes; and (6) creation of marketing and advertising programs to obtain and maintain good occupancy rates by responsible tenants.  The local management company fees will reduce the cash flow from the property to the Partnership.

The Partnership usually retains a leasing company to perform leasing services on any property with actual or projected vacancies.  The leasing company will coordinate with the property management company to provide marketing and leasing services for the property.  When the property management company is qualified to handle leasing, it may also be hired to provide leasing services.  Leasing commissions and expenses will reduce the cash flow from the property to the Partnership.

PREI may, on behalf of the Partnership, hire a Prudential Financial affiliate to perform property management or leasing services. The affiliate's services must be provided on terms competitive with unaffiliated entities performing similar services in the same geographic area.  See CONFLICTS OF INTEREST.

Annually, the field office which oversees the management of each property owned by the Partnership will, together with the local property management firm, develop a business plan and budget for each property. It will consider, among other things, the projected rollover of individual leases, necessary capital expenditures and any expansion or modification of the use of the property.  The approval of an officer of PREI is required.  The field office will also periodically report the operating performance of the property to PREI.

Investments in Mortgage Loans

Types of Mortgage Loans

The Partnership is authorized to invest in mortgage loans, including conventional mortgage loans that may pay fixed or variable rates of interest and mortgage loans that have a Participation (as defined below).  The Partnership will not make mortgage loans to Prudential Financial affiliates.

The Partnership intends to give mortgage loans on:  (1) commercial properties (such as office buildings, shopping centers, hotels, industrial properties, and office showrooms); (2) agricultural properties; and (3) residential properties (such as garden apartment complexes and high-rise apartment buildings).  These loans are usually secured by properties with income-producing potential based on historical or projected data.  Usually, they are not personal obligations of the borrower and are not insured or guaranteed.

1. First Mortgage Loans.  The Partnership will primarily make first mortgage loans secured by mortgages on existing income-producing property.  These loans may provide for interest-only payments and a balloon payment at maturity.

2. Wraparound Mortgage Loans.  The Partnership also may make wraparound mortgage loans on income-producing properties which are already mortgaged  to unaffiliated entities.  A wraparound mortgage loan is a mortgage with a principal amount equal to the outstanding balance of the prior existing mortgage plus the amount to be advanced by the lender under the wraparound mortgage loan, thereby providing the property owner with additional funds without disturbing the existing loan.  The terms of wraparound mortgage loans made by the Partnership require the borrower to make all principal and interest payments on the underlying loan to the Partnership, which will then pay the holder of the prior loan.  Because the existing first mortgage loan is preserved, the lien of the wraparound mortgage loan is junior to it.  The Partnership will make wraparound mortgage loans only in states where local applicable foreclosure laws permit a lender, in the event of the borrower's default, to obtain possession of the property, which secures the loan.

3. Junior Mortgage Loans.  The Partnership may also invest in other junior mortgage loans.  Junior mortgage loans will be secured by mortgages, which are subordinate to one or more prior liens on the real property.  They will generally, but not in all cases, provide for repayment in full prior to the end of the amortization period of the senior mortgages. Recourse on such loans will include the real property encumbered by the Partnership's mortgage and may also include other collateral or personal guarantees by the borrower.

6 - Real Property

The Partnership will generally make junior or wraparound mortgage loans only if the senior mortgage, when combined with the amount of the Partnership's mortgage loan, would not exceed the maximum amount which the Partnership would be willing to commit to a first mortgage loan and only under such circumstances and on such property as to which the Partnership would otherwise make a first mortgage loan.

4. Participations.  The Partnership may make mortgage loans, which, in addition to charging a base rate of interest, will include provisions permitting the Partnership to participate (a "Participation") in the economic benefits of the underlying property.  The Partnership would receive a percentage of:  (1) the gross or net revenues from the property operations; and/or (2) the increase in the property value realized by the borrower, such as through sale or refinancing of the property.  These arrangements may also grant the Partnership an option to acquire the property or an undivided interest in the property securing the loan.  When the Partnership negotiates the right to receive additional interest in the form of a percentage of the gross revenues or otherwise, the fixed cash return to the Partnership from that investment will generally be less than would otherwise be the case.  It is expected that the Partnership will be entitled to percentage Participations when the gross or net revenues from the property operations exceed a certain base amount. This base amount may be adjusted if real estate taxes or similar charges are increased.  The form and extent of the additional interest that the Partnership receives will vary with each transaction depending on:  (1) the equity investment of the owner or developer of the property; (2) other financing or credit obtained by the owner or developer; (3) the fixed base interest rate on the mortgage loan by the Partnership; (4) any other security arrangement; (5) the cash flow and pro forma cash flow from the property; and (6) market conditions.

The Partnership intends to use this additional interest as a hedge against inflation.  It assumes that as prices increase in the economy, the rental prices on properties, such as shopping centers or office buildings, will increase and there should be a corresponding increase in the property value.  There is no assurance that additional interest or increased property values will be received.  In that event, the Partnership will be entitled to receive only the fixed portion of its return.

Standards for Mortgage Loan Investments

In making mortgage loans, the investment manager will consider relevant real property and financial factors, including: (1) the location, condition, and use of the underlying property; (2) its operating history; (3) its future income-producing capacity; and (4) the quality, experience, and creditworthiness of the unaffiliated borrower.

Before the Partnership makes a mortgage loan, the investment manager analyzes the fair market value of the underlying real estate.  In general, the amount of each mortgage loan made by the Partnership will not exceed, when added to the amount of any existing indebtedness, 80% of the estimated or appraised value of the property mortgaged.

Dealing With Outstanding Loans

The Partnership may sell its mortgage loans prior to maturity if it is deemed advisable by the investment manager and consistent with the Partnership's investment objectives.  The investment manager may also:  (1) extend the maturity of any mortgage loan made by the Partnership; (2) consent to a sale of the property subject to a mortgage loan or finance the purchase of a property by making a new mortgage loan in connection with the sale of a property (either with or without requiring the repayment of the mortgage loan); (3) renegotiate the terms of a mortgage loan; and (4) otherwise deal with the mortgage loans of the Partnership.

Investments in Sale-Leasebacks

A portion of the Partnership’s investments may consist of real property sale-leaseback transactions (“Leasebacks”).  In this type of transaction, the Partnership will purchase land and income-producing improvements on the land and simultaneously lease the land and improvements, generally to the seller, under a long-term lease.  Leasebacks may be for very long periods and may provide for increasing payments from the lessee.

Under the terms of the Leaseback, the tenant will operate, or provide for the operation of, the property and generally be responsible for the payment of all costs, including:  (1) taxes; (2) mortgage debt service; (3) maintenance and repair of the improvements; and (4) insurance.  In some cases, the Partnership may also grant the lessee an option to acquire the land and improvements from the Partnership after a period of years.  The option exercise price would be based on the fair market value of the property, as encumbered by the lease, the increase in the gross revenues from the property or other objective criteria reflecting the increased value of the property.

In some Leaseback transactions, the Partnership may only purchase the land under an income-producing building and lease the land to the building owner.  In such cases, the Partnership may seek, in addition to base rents in its Leasebacks, Participations in the gross revenues from the building in a form such as a percentage of the gross revenues of the lessee above a base amount (which may be adjusted if real property taxes increase or for other

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events).  The Partnership may invest in Leasebacks which are subordinate to other interests in the land, buildings, and improvements, such as a first mortgage, other mortgage, or lien.  In those situations, the Partnership's Leaseback interest will be subject to greater risks.

The Partnership will only acquire a property for a Leaseback transaction if the purchase price is equal to not more than 100% of the estimated or appraised property value.  The Partnership may dispose of its Leasebacks when deemed advisable by the investment manager and consistent with the Partnership's investment objectives.

General Investment and Operating Policies

The Partnership does not intend to invest in any direct ownership interests in properties, mortgage loans or Leasebacks in order to make short-term profits from their sale, although in exceptional cases, the investment manager may decide to do so in the best interests of the Partnership.   The Partnership may dispose of its investments whenever necessary to meet its cash requirements or when it is deemed to be desirable by the investment manager because of market conditions or otherwise.  The Partnership will reinvest any proceeds from the disposition of assets (and any cash flow from operations) which are not necessary for the Partnership's operations and which are not withdrawn by the Partners in order to make distributions to investors pursuant to the variable contracts issued by the Partners, or to Prudential to return its equity interests pursuant to this prospectus.  The proceeds will be reinvested in investments consistent with the Partnership's investment objectives and policies.

In making investments in properties, mortgage loans, Leasebacks or other real estate investments, the Partnership will rely on the investment manager's analysis of the investment and will not receive an independent appraisal prior to acquisition.  The Partnership expects, however, that all the properties it owns, and most mortgage loans it holds, will be appraised or valued annually by an independent appraiser who is a member of a nationally recognized society of appraisers.  Each appraisal will be maintained in the Partnership records for at least five years.  It should be noted that appraised values are opinions and, as such, may not represent the true worth or realizable value of the property being appraised.

The Partnership usually purchases properties on an unleveraged basis.  The properties acquired will typically be free and clear of mortgage debt immediately after their acquisition.  The Partnership may, however, acquire properties subject to existing mortgage loans.  In addition, the Partnership may mortgage or acquire properties partly with the proceeds of purchase money mortgage loans, up to 80% of the property value.  Although this is not usually done, the Partnership may do so if the investment manager decides that it is consistent with its investment objectives.  When the Partnership mortgages its properties, it bears the expense of mortgage payments.  See BORROWING BY THE PARTNERSHIP.

The Partnership may also invest a portion of its assets in non-participating mortgage loans, real estate limited partnerships, limited liability companies, real estate investment trusts, and other vehicles whose underlying investment is in real estate.

The Partnership's investments will be maintained in order to meet the diversification requirements set forth in regulations under the Internal Revenue Code (the "Code") relating to the investments of variable life insurance and variable annuity separate accounts.  In order to meet the diversification requirements under the regulations, the Partnership will meet the following test:  (1) no more than 55% of the assets will be invested in any one investment; (2) no more than 70% of the assets will be invested in any two investments; (3) no more than 80% of the assets will be invested in any three investments; and (4) no more than 90% of the assets will be invested in any four investments.  All interests in the same real property project are treated as a single investment.  The Partnership must meet the above test within 30 days of the end of each calendar quarter.  To comply with the diversification requirements of the State of Arizona, the Partnership will limit additional investments in any one parcel or related parcels to an amount not exceeding 10% of Partnership's gross assets, as of the prior fiscal year end.

In managing the assets of the Partnership, the investment manager will use its discretion in determining whether to foreclose on defaulting borrowers or to evict defaulting tenants.  The investment manager will decide which course of action is in the best interests of the Partnership in maintaining the value of the investment.

Property management services are usually required for the Partnership's investments in properties which are owned and operated by the Partnership, but usually will not be needed for mortgage loans owned by the Partnership, except for mortgage servicing.  It is possible, however, that these services will be necessary or desirable in exercising default remedies under a foreclosure on a mortgage loan.  The investment manager may engage, on behalf of the Partnership, Prudential Financial affiliated or unaffiliated entities to provide these additional services to the Partnership. The investment manager may engage Prudential Financial affiliates to provide property management, property development services, loan servicing or other services if and only if the fees paid to an affiliate do not exceed the amount that would

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be paid to an independent party for similar services rendered in the same geographic area.  See CONFLICTS OF INTEREST.

The investment manager will manage the Partnership so that the Real Property Account will not be subject to registration under the Investment Company Act of 1940.  This requires monitoring the proportion of the Partnership's assets to be placed in various investments.

CURRENT REAL ESTATE-RELATED INVESTMENTS

The current principal real estate-related investments held by the Partnership are described below.  Many of these investments were originated by, and previously held in, The Prudential Real Property Account of Pruco Life Insurance Company (the “Pruco Life Account”), a separate account established to fund the real estate investment option under variable contracts issued by Pruco Life.  Prior to the formation of the Partnership, the Pruco Life Account followed the same investment policies as those followed by the Partnership.  Pruco Life contributed the assets held in the Pruco Life Account to the Partnership as its initial capital contribution to the Partnership.

Properties

The Partnership owns the following properties as of December 31, 2011.

1.	Office Properties
The Partnership owns office properties in Lisle, Illinois; Brentwood, Tennessee; and Beaverton, Oregon. Total square footage owned is approximately 361,542, of which 86%, or 311,268 square feet, are leased between 1 and 10 years.  The only tenants occupying greater than 10% of the rentable area of the Partnership's office properties are: (1) Tractor Supply with 26.5%; (2) Brookdale Senior Living, Inc. with 22.6%; and (3) Columbia Sportswear Co. with 13.1%.

2.	Apartment Complexes
The Partnership owns apartment properties in Austin, Texas; Charlotte, North Carolina; and Raleigh, North Carolina, comprising a total of 615 apartment units, of which 95%, or 584 units, are leased. Leases range from month-to-month to eighteen months.

3.	Retail Property
The Partnership owns retail properties in Ocean City, Maryland; Hampton, Virginia; Dunn, North Carolina; and Westminster, Maryland. Total square footage owned is approximately 650,671 of which 75%, or 484,844 square feet, are leased between 1 and 30 years.  The only tenant occupying greater than 10% of the rentable area of the Partnership's retail properties is TJX Companies with 13.7%.

4.	Hotel Property
The Partnership owns a hotel property in Lake Oswego, Oregon. This joint venture investment has 161 rooms. Occupancy for the year ended 2011 averaged 65%.

5.	Investment in Real Estate Trust
The Partnership liquidated its entire investment in REIT shares in December 2001. The Partnership does, however, maintain a preferred equity investment in an existing private real estate investment trust, or “REIT” (See Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Financial Statements and Supplementary Data).

The following tables list the rentable area subject to expiring leases during the next five years, and an aggregate figure for expirations in 2017 and thereafter, in the Account's commercial properties.  While many of these leases contain renewal options with varying terms, these charts assume that none of the tenants exercise their renewal options, including those with terms that expired on December 31, 2011 or are month-to-month leases.

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Office Properties
Year of Lease Expiration	2012	2013	2014	2015	2016	2017 and thereafter	Total
Rentable Area Subject to Expiring Leases (sq. ft.)	10,789	9,852	17,839	158,960	6,973	112,177	316,590
Percentage of Total Rentable Area of Partnership's Office Properties Represented by Expiring Leases	2.9%	2.7%	4.8%	42.9%	1.9%	30.3%	85.5%

Retail Properties
Year of Lease Expiration	2012	2013	2014	2015	2016	2017 and thereafter	Total
Rentable Area Subject to Expiring Leases (sq. ft.)	33,245	52,299	98,800	87,170	21,030	199,144	491,688
Percentage of Total Rentable Area of Partnership's Office Properties Represented by Expiring Leases	5.1%	8.0%	15.1%	13.3%	3.2%	30.4%	75.1%

RISK FACTORS

There are certain risk factors that you should consider before allocating a portion of your net premiums or purchase payments, or transferring a portion of your Contract Fund, to the Real Property Account.  These include valuation risks, (see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS), certain conflicts of interest, (see CONFLICTS OF INTEREST), as well as the following risks:

Liquidity of Investments

Because the Real Property Account will, through the Partnership, invest primarily in real estate, its assets will not be as liquid as the investments generally made by separate accounts of life insurance companies funding variable life insurance and variable annuity contracts.  The Partnership will, however, hold approximately 10% of its assets in cash and invested in liquid securities.  The primary purposes for such investments are to meet the expenses involved in the operation of the Partnership and to allow it to have sufficient liquid assets to meet any requests for withdrawals from the Real Property Account.  Such withdrawals would be made in order to meet requested or required payments under the Contracts.  The Partnership may also borrow funds to meet liquidity needs.  See BORROWING BY THE PARTNERSHIP.
We have taken steps to ensure that the Partnership will be liquid enough to meet all anticipated withdrawals by the Partners to meet the separate accounts' liquidity requirements.  It is possible that the Partnership may need to dispose of a real property or mortgage loan investment promptly in order to meet such withdrawal requests.

General Risks of Real Property Investments

By participating in the Real Property Account and thereby in the investment performance of the Partnership, you will be subject to many of the risks of real property investments.  These include:

1. Risks of Ownership of Real Properties.  The Partnership will be subject to the risks inherent in the ownership of real property such as fluctuations in occupancy rates and operating expenses and variations in rental schedules.  It may be adversely affected by general and local economic conditions, the supply of and demand for properties of the type in which the Partnership invests, zoning laws, and real property tax rates.  Operation of property in which the Partnership invests will primarily involve rental of that property to tenants.  The financial failure of a tenant resulting in the termination of their lease might cause a reduction in the cash flow to the Partnership.  If a lease is terminated, there is no assurance that the Partnership will be able to find a new tenant for the property on terms as favorable to the Partnership as those from the prior tenant.  Investments in hotels are subject to additional risk from the daily turnover and fluctuating occupancy rates of hotel rooms and the absence of long-term tenants.

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The Partnership's properties will also be subject to the risk of loss due to certain types of property damage (such as from nuclear power plant accidents and wars), which are either uninsurable or not economically insurable.

2. Risks of Mortgage Loan Investments.  The Partnership's mortgage loan investments will be subject to the risk of default by the borrowers.  In this event the Partnership would have the added responsibility of foreclosing on or pursuing other remedies on the underlying properties to protect the value of its mortgage loans.  A borrower's ability to meet its mortgage loan payments will be dependent upon the risks generally inherent to the ownership of real property. Mortgage loans made by the Partnership will generally not be personal obligations of the borrowers.  The Partnership will only rely on the value of the underlying property for its security.  Mechanics', material men's, government, and other liens may have or obtain priority over the Partnership's security interest in the property.

In addition, the Partnership's mortgage loan investments will be subject to prepayment risks.  If the terms of the mortgage loans permit, mortgagors may prepay the loans, thus possibly changing the Partnership's return.

Junior mortgage loans (including wraparound mortgage loans) will be subject to greater risk than first mortgage loans, since they will be subordinate to liens of senior mortgagees.  In the event a default occurs on a senior mortgage, the Partnership may be required to make payments or take other actions to cure the default (if it has the right to do so) in order to prevent foreclosure on the senior mortgage and possible loss of all or portions of the Partnership's investment. "Due on sale" clauses included in some senior mortgages, accelerating the amount due under the senior mortgage in the case of sale of the property, may be applied to the sale of the property upon foreclosure by the Partnership of its junior mortgage loan.

The risk of lending on real estate increases as the proportion, which the amount of the mortgage loan bears to the fair market value of the real estate increases.  The Partnership usually does not make mortgage loans of over 80% of the estimated or appraised value of the property that secures the loan.  There can be no assurance, that in the event of a default, the Partnership will realize an amount equal to the estimated or appraised value of the property on which a mortgage loan was made.

Mortgage loans made by the Partnership may be subject to state usury laws.  These laws impose limits on interest charges and possible penalties for violation of those limits, including restitution of excess interest, unenforceability of debt, and treble damages.  The Partnership does not intend to make mortgage loans at usurious rates of interest. Uncertainties in determining the legality of interest rates and other borrowing charges under some statutes could result in inadvertent violations, in which case the Partnership could incur the penalties mentioned above.

3. Risks with Participations.  The Partnership may seek to invest in mortgage loans and Leasebacks with Participations, which will provide the Partnership with both fixed interest and additional interest based upon gross revenues, sale proceeds, and/or other variable amounts.   If the interest income received by the Partnership is based, in part, on a percentage of the gross revenues or sale proceeds of the underlying property, the Partnership's income will depend on the success in the leasing of the underlying property, the management and operation of such property by the borrower or lessee and upon the market value of the property upon ultimate disposition.  If the Partnership negotiates a mortgage loan with a lower fixed interest rate and an additional percentage of the gross revenues or eventual sale proceeds of the underlying property, and the underlying property fails to generate increased revenues or to appreciate, the Partnership will have foregone a potentially greater fixed return without receiving the benefit of appreciation.  State laws may limit Participations.  In the event of the borrower’s bankruptcy, it is possible that as a result of the Partnership's interest in the gross revenues or sale proceeds, a court could treat the Partnership as a partner or joint venturer with the borrower, and the Partnership could lose the priority its security interest would have been given, or be liable for the borrower’s debts.  The Partnership will structure its Participations to avoid being characterized as a partner or joint venturer with the borrower.

4. Risks with Sale-Leaseback Transactions. Leaseback transactions typically involve the acquisition of land and improvements thereon and the leaseback of such land and improvements to the seller or another party.  The value of the land and improvements will depend, in large part, on the performance and financial stability of the lessee and its tenants, if any.  The tenants’ leases may have shorter terms than the leaseback.  Therefore, the lessee's future ability to meet payment obligations to the Partnership will depend on its ability to obtain renewals of such leases or new leases upon satisfactory terms and the ability of the tenants to meet their rental payments to the lessee.

PREI investigates the stability and creditworthiness of lessees in all commercial properties it may acquire, including leaseback transactions.  However, a lessee in a leaseback transaction may have few, if any, assets.  The Partnership will therefore rely for its security on the value of the land and improvements.  When the Partnership's leaseback interest is subordinate to other interests in the land or improvements, such as a first mortgage or other lien, the Partnership's leaseback will be subject to greater risk.  A default by a lessee or other premature termination of the leaseback may result in the Partnership being unable to recover its investment unless the property is sold or leased on favorable terms. The ability of the lessee to meet its obligations under the leaseback, and the value of a property, may be affected by a

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number of factors inherent in the ownership of real property which are described above.  Furthermore, the long-term nature of a leaseback may, in the future, result in the Partnership receiving lower average annual rentals. However, this risk may be lessened if the Partnership obtains Participations in connection with its Leasebacks.

Reliance on The Partners and The Investment Manager

You do not have a vote in determining the policies of the Partnership or the Real Property Account.  You also have no right or power to take part in the management of the Partnership or the Real Property Account.  The investment manager alone, subject to the supervision of the Partners, will make all decisions with respect to the management of the Partnership, including the determination as to what properties to acquire, subject to the investment policies and restrictions.  Although the Partners have the right to replace the investment manager, it should be noted that Prudential, Pruco Life, Pruco Life of New Jersey, and the investment manager are wholly-owned subsidiaries of Prudential Financial.

The Partnership will compete in the acquisition of its investments with many other individuals and entities engaged in real estate activities, including the investment manager and its affiliates.  See CONFLICTS OF INTEREST. There may be intense competition in obtaining properties or mortgages in which the Partnership intends to invest. Competition may result in increased costs of suitable investments.

Since the Partnership will continuously look for new investments, you will not be able to evaluate the economic merit of many of the investments, which may be acquired by the Partnership.  You must depend upon the ability of the investment manager to select investments.

INVESTMENT RESTRICTIONS

The Partnership has adopted certain restrictions relating to its investment activities.  These restrictions may be changed, if the law permits, by the Partners.  Pursuant to these restrictions, the Partnership will not:

1.	Make any investments not related to real estate, other than liquid instruments and securities.

2.	Engage in underwriting of securities issued by others.

3.	Invest in securities issued by any investment company.

4.	Sell securities short.

5.	Purchase or sell oil, gas, or other mineral exploration or development programs.

6.	Make loans to the Partners, any of their affiliates, or any investment program sponsored by such parties.

7.	Enter into leaseback transactions in which the lessee is Prudential, Pruco Life, Pruco Life of New Jersey, their affiliates, or any investment program sponsored by such parties.

8.
Borrow more than 331/3% (pursuant to California state requirements) of the value of the assets of the Partnership (based upon periodic valuations and appraisals).  See VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS.

DIVERSIFICATION REQUIREMENTS

The Partnership’s investments are maintained so as to meet the diversification requirements set forth in Treasury Regulations issued pursuant to Section 817(h) of the Internal Revenue Code relating to the investments of variable life insurance and variable annuity separate accounts.  Section 817(h) requires, among other things, that the partnership will have no more than 55% of the assets invested in any one investment, no more than 70% of the assets will be invested in any two investments, no more than 80% of the assets will be invested in any three investments, and no more than 90% of the assets will be invested in any four investments.  To comply with requirements of the State of Arizona, the Partnership will limit additional investments in any one parcel or related parcels to an amount not exceeding 10% of the Partnership’s gross assets as of the prior fiscal year.

CONFLICTS OF INTEREST

The investment manager, will be subject to various conflicts of interest in managing the Partnership.  PIM invests in real estate equities and mortgages for the general account of Prudential Financial affiliates and for third parties, including

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through separate accounts established for the benefit of qualified pension and profit-sharing plans. PIM also manages, or advises in the management of, real estate equities and mortgages owned by other persons.  In addition, affiliates of Prudential Financial are general partners in publicly offered limited partnerships that invest in real estate equities and mortgage loans.  Prudential Financial and its affiliates may engage in business activities, which will be competitive with the Partnership. Moreover, the Partnership may purchase properties from Prudential Financial or its affiliates.

The potential conflicts involved in managing the Partnership include:

1. Lack of Independent Negotiations between the Partnership and The Investment Manager.  All agreements and arrangements relating to compensation between the Partnership and the investment manager, or any affiliate of Prudential Financial, may not be the result of arm's-length negotiations.

2. Competition by the Partnership with Prudential Financial’s Affiliates for Acquisition and Disposition of Investments.  Prudential Financial affiliates are involved in numerous real estate investment activities for their general account, their separate accounts, and other entities.  They may involve investment policies comparable to the Partnership’s and may compete with the Partnership for the acquisition and disposition of investments.  Moreover, additional accounts or affiliated entities may be formed in the future with investment objectives similar to those of the Partnership.  In short, existing or future real estate investment accounts or entities managed or advised by Prudential Financial affiliates may have the same management as the Partnership and may be in competition with the Partnership regarding real property investments, mortgage loan investments, Leasebacks, and the management and sale of such investments.  Prudential Financial affiliates are not obligated to present to the Partnership any particular investment opportunity, regardless of whether the opportunity would be suitable for investment by the Partnership.

Prudential Financial affiliates have, however, adopted procedures to distinguish between equity investments available for the Partnership as opposed to the other programs and entities described above.  If investment accounts or entities managed by Prudential Financial affiliates have investment objectives and policies similar to the Partnership and are in the market to acquire properties or make investments at the same time as the Partnership, the following procedures will be followed to resolve any conflict of interest.  The Investment Allocation Procedure (“IAP”) has been established to provide a reasonable and fair procedure for allocating real estate investments among the several accounts managed by PREI. The IAP is administered by an Allocation Committee composed of the Managing Directors, Portfolio Management.  Allocation decisions are made by vote of the Allocation Committee, and are approved by the Chief Executive Officer of PREI (“CEO”).  Sufficient information on each investment opportunity is distributed to all portfolio managers, who each indicate to the Allocation Committee their account’s interest in the opportunity.  Based on such expressions of interest, the Allocation Committee allocates the investment opportunity to an account (and may also determine a back-up account or accounts to receive the allocation in the event the account, which is first allocated the opportunity, fails to pursue the investment for any reason) after giving appropriate consideration to the following factors and with the goal of providing each account a fair allotment of investment opportunities:  (1) the investment opportunity’s conformity with an account’s investment criteria and objectives (including property type, size and location, diversification, anticipated returns, investment structure, etc.); (2) the amount of funds available for investment (in total and by property type) by an account; (3) the length of time such funds (in total and by property type) have been available for investment; (4) any limitations or restrictions upon the availability of funds for investment; (5) the absolute and relative (to amount of funds available) amount of funds invested and committed for the account; (6) whether funds available for investment are discretionary or non-discretionary, particularly in relation to the timing of the investment opportunity; (7) an account’s prior dealings or investments with the seller, developer, lender or other counterparty; and (8) other factors which the Allocation Committee feel should be considered in fairness to all accounts participating in the IAP.

If an account which has been allocated an investment opportunity does not proceed with the acquisition, and either (i) no back-up account has been determined by the Allocation Committee, or (ii) all accounts which were deemed back-up accounts do not proceed with the acquisition, the opportunity may be reallocated to another account by the Allocation Committee.  If an investment opportunity is appropriate for more than one account, the Allocation Committee may (subject to the CEO’s approval) permit the sharing of the investment among accounts, which permit such sharing.  Such division of the investment opportunity may be accomplished by separating properties (in a multi-property investment), by co-investment, or otherwise.

3. Competition with the Partnership from Affiliates for the Time and Services of Common Officers, Directors, and Management Personnel.  As noted above, PIM and Prudential Financial affiliates are involved in numerous real estate investment activities.  Accordingly, many of the personnel of PIM and Prudential Financial affiliates who will be involved in performing services for the Partnership have competing demands on their time.  Conflicts of interest may arise with respect to allocating time among such entities and the Partnership.  The directors and officers of Prudential Financial and affiliates will determine how much time will be devoted to the Partnership affairs.  Prudential Financial believes it has sufficient personnel to meet its responsibilities to all entities to which it is affiliated.

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4. Competitive Properties.  Some properties of affiliates may be competitive with Partnership properties.  Among other things, the properties could be in competition with the Partnership's properties for prospective tenants.

5. Lessee Position.  It is possible that Prudential Financial or its affiliates may be a lessee in one or more of the properties owned by the Partnership.  The terms of such a lease will be competitive with leases with non-affiliated third parties. The Partnership limits the amount of space that an affiliate of Prudential may rent in a property owned by the Partnership.

6. Use of Affiliates to Perform Additional Services for the Partnership.  The Partnership may engage Prudential Financial affiliates to provide additional services to the Partnership, such as real estate brokerage, mortgage servicing, property management, leasing, property development, and other real estate-related services.  The Partnership may utilize the services of such affiliates and pay their fees, as long as the fees paid to an affiliate do not exceed the amount that would be paid to an independent party for similar services rendered in the same geographic area.

7. Joint Ventures with Affiliates.  The Partnership may enter into investments through joint ventures with Prudential Financial, its affiliates, or investment programs they sponsor.  The Partnership may enter into such a joint venture investment with an affiliate only if the following conditions are met:  (1) the affiliate must have investment objectives substantially identical to those of the Partnership; (2) there must be no duplicative property management fee, mortgage servicing fee or other fees; (3) the compensation payable to the sponsor of the affiliate must be no greater than that payable to the Partnership's investment manager; (4) the Partnership must have a right of first refusal to buy if such affiliate wishes to sell the property held in the joint venture; and (5) the investment of the Partnership and the affiliate in the joint venture must be made on  the same terms and conditions (although not the same percentage).  In connection with such an investment, both affiliated parties would be required to approve any decision concerning the investment.  Thus, an impasse may result in the event the affiliated joint venture partners disagree.  However, in the event of a disagreement regarding a proposed sale or other disposition of the investment, the party not desiring to sell would have a right of first refusal to purchase the affiliated joint venture partner's interest in the investment.  If this happens, it is possible that in the future the joint venture partners would no longer be affiliated.  In the event of a proposed sale initiated by the joint venture partner, the Partnership would also have a right of first refusal to purchase the joint venture partner's interest in the investment.  The exercise of a right of first refusal would be subject to the Partnership's having the financial resources to effectuate such a purchase.

If the Partnership invests in joint venture partnerships which own properties, instead of investing directly in the properties themselves, they may be subject to risks not otherwise present.  These risks include risks associated with the possible bankruptcy of the Partnership's co-venturer or such co-venturer at any time having economic or business interests or goals which are inconsistent with those of the Partnership.

8. Purchase of Real Property From Prudential Financial or Affiliates.  The Partnership may acquire properties owned by Prudential Financial or its affiliates, subject to compliance with special conditions designed to minimize the conflicts of interests. The Partnership may purchase property satisfying the Partnership's investment objectives and policies from an affiliate only if:  (1) the applicable insurance regulators approve the Partnership’s acquisition of real property from Prudential Financial or affiliates to the extent such approval is required under applicable insurance regulations; (2) the Partnership acquires the property at a price not greater than the appraised value, with the appraisal being conducted by a qualified, unaffiliated appraiser; (3) a qualified and independent real estate adviser (other than the appraiser) reviews the proposed acquisition and provides a letter of opinion that the transaction is fair to the Partnership; and (4) the affiliate has owned the property at least two years, the cost paid by the affiliate is established, and any increase in the proposed purchase price over the cost to the affiliate is, in the opinion of the independent real estate adviser, explicable by material factors (including the passage of time) that have increased the value of the property.

THE REAL PROPERTY ACCOUNT’S UNAVAILABILITY TO CERTAIN CONTRACTS

Pruco Life has determined that it is in the best interest of Contract owners participating in the Real Property Account to provide the Real Property Account with the flexibility to engage in transactions that may be prohibited if the Real Property Account accepts funds under Contracts subject to ERISA or the prohibited transaction excise tax provisions of the Internal Revenue Code.  Accordingly, owners of Pruco Life Contracts that are purchased in connection with:  (1) IRAs; (2) tax deferred annuities subject to Section 403(b) of the Code; (3) other employee benefit plans which are subject to ERISA; or (4) prohibited transaction excise tax provisions of the Code, may not select the Real Property Account as one of the investment options under their Contract.   By not offering the Real Property Account as an investment option under such contracts, Pruco Life is able to comply with state insurance law requirements that policy loans be made available to Contract owners.

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VALUATION OF CONTRACT OWNERS’ PARTICIPATING INTERESTS

A Contract owner's interest in the Real Property Account will initially be the amount they allocated to the Real Property Account.  Thereafter, that value will change daily.  The value of a Contract owner's interest in the Real Property Account at the close of any day is equal to its amount at the close of the preceding day, multiplied by the "net investment factor" for that day arising from the Real Property Account's participation in the Partnership, plus any additional amounts allocated to the Real Property Account by the Contract owner, and reduced by any withdrawals by the Contract owner from the Real Property Account and by the applicable Contract charges recorded in that Contract's subaccount.  Some of the charges will be made:  (1) daily; (2) on the Contract's monthly anniversary date; (3) at the end of each Contract year; and (4) upon withdrawal or annuitization.  Periodically Pruco Life will withdraw from the Real Property Account an amount equal to the aggregate charges recorded in the subaccounts.

The "net investment factor" is calculated on each business day by dividing the value of the net assets of the Partnership at the end of that day (ignoring, for this purpose, changes resulting from new contributions to or withdrawals from the Partnership) by the value of the net assets of the Partnership at the end of the preceding business day.  The value of the net assets of the Partnership at the end of any business day is equal to the sum of all cash held by the Partnership plus the aggregate value of the Partnership's liquid securities and instruments, the individual real properties and the other real estate-related investments owned by the Partnership, determined in the manner described below, and an estimate of the accrued net operating income earned by the Partnership from properties and other real estate-related investments, reduced by the liabilities of the Partnership, including the daily investment management fee and certain other expenses attributable to the operation of the Partnership.  See CHARGES.

The Partnership may invest in various liquid securities and instruments.  These investments will generally be carried at their market value as determine by a valuation method, which the Partners deem appropriate for the particular type of liquid security or instrument.

The value of the individual real properties and other real estate-related investments, including mortgages, acquired by the Partnership will be determined as follows.  Each property or other real estate-related investment acquired by the Partnership will initially be valued at its purchase price.  In acquiring a property or other real estate-related investment, PIM will not obtain an independent appraisal but will instead rely on its own analysis of the investment's fair market value.  Thereafter, all properties and most real estate-related investments will ordinarily be appraised by an independent appraiser at least annually.  At least every three months, PIM will review each property or other real estate-related investments and adjust its valuation if it concludes there has been a change in the value of the property or other real estate-related investment since the last valuation.  The revised value will remain in effect and will be used in each day's calculation of the value of the Partnership's assets until the next review or appraisal.  It should be noted that appraisals are only estimates and do not necessarily reflect the realizable value of an investment.

The estimated amount of the net operating income of the Partnership from properties and other real estate-related investments will be based on estimates of revenues and expenses for each property and other real estate-related investments.  Annually, PIM will prepare a month-by-month estimate of the revenues and expenses ("Estimated Net Operating Income") for each property and other real estate-related investments owned by the Partnership.  Each day PIM will add to the value of the assets, as determined above, a proportionate part of the Estimated Net Operating Income for the month.  In effect, PIM will establish a daily accrued receivable of the Estimated Net Operating Income from each property and other real estate-related investments owned by the Partnership (the "Daily Accrued Receivable").  On a monthly basis, the Partnership will receive a report of actual operating results for each property and other real estate-related investments ("Actual Net Operating Income").  Such Actual Net Operating Income will be recognized on the books of the Partnership and the amount of the then-outstanding daily accrued receivable will be correspondingly adjusted.  In addition, as cash from a property or other real estate-related investment is actually received by the Partnership, receivables and other accounts will be appropriately adjusted.  Periodically, but at least every three months, PIM will review its prospective estimates of net operating income in light of actual experience and make an adjustment to such estimates if circumstances indicate that such an adjustment is warranted.  PIM follows this practice of accruing Estimated Net Operating Income from properties and other real estate-related investments because net operating income from such investments is generally received on an intermittent rather than daily basis, and the Partners believe it is more equitable to participating Contract owners if such net operating income is estimated and a proportionate amount is recognized daily.  Because the daily accrual of Estimated Net Operating Income is based on estimates that may not turn out to reflect actual revenue and expenses, Contract owners will bear the risk that this practice will result in the undervaluing or overvaluing of the Partnership's assets.

PIM may adjust the value of any asset held by the Partnership based on events that have increased or decreased the realizable value of a property or other real estate-related investment.  For example, adjustments may be made for events indicating an impairment of a borrower's or a lessee's ability to pay any amounts due or events which affect the property values of the surrounding area.  There can be no assurance that the factors for which an adjustment may be made will immediately come to the attention of PIM.  Additionally, because the evaluation of such factors may be

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subjective, there can be no assurance that such adjustments will be timely made in all cases where the value of the Partnership's investments may be affected.  All adjustments made to the valuation of the Partnership's investments, including adjustments to Estimated Net Operating Income, the daily accrued receivable, and adjustments to the valuation of properties and other real estate-related investments, will be on a prospective basis only.

The above method of valuation of the Partnership's assets may be changed, without the consent of Contract owners, should the Partners determine that another method would more accurately reflect the value of the Partnership’s investments.  Changes in the method of valuation could result in a change in the Contract Fund values which may have either an adverse or beneficial effect on Contract owners.  Information concerning any material change in the valuation method will be given to all Contract owners in the annual report of the operations of the Real Property Account.

Although the above-described valuation methods have been adopted because the Partners believe they will provide a reasonable way to estimate the fair market value of the Partnership's investments, there may well be variations between the amount realizable upon disposition and the Partnership's valuation of such assets.  Contract owners may be either favorably or adversely affected if the valuation method results in either overvaluing or undervaluing the Partnership's investments.  If a Contract owner invests in the Real Property Account at a time in which the Partnership's investments are overvalued, the Contract owner will be credited with less of an interest than if the value had been correctly stated.  A Contract owner withdrawing from the Real Property Account during such time will receive more than he or she would if the value had been correctly stated, to the detriment of other Contract owners.  The converse situation will exist if the Partnership's assets are undervalued.

BORROWING BY THE PARTNERSHIP

The Partnership may borrow for Partnership purposes, including to meet its liquidity requirements and the leveraging of currently-owned property to buy new property, subject to a maximum debt to value ratio of 331/3% (pursuant to California state requirements) based on the aggregate value of all Partnership assets. The Partnership will bear the cost of all such borrowings. The Real Property Account, and Contract owners participating in it, will bear a portion of any  borrowing costs equal to their percentage interest in the Partnership.  Moreover, although the Partnership will generally make unleveraged investments, it reserves the right to borrow up to 80% of the value of a property (with the value of a property determined as explained under VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS).  Increasing the Partnership's assets through leveraged investments would increase the compensation paid to PIM since its investment management fee is a percentage of the Partnership's gross assets.  Any borrowing by the Partnership would increase the Partnership's risk of loss.  It could also inhibit the Partnership from achieving its investment objectives because the Partnership's payments on any loans would have to be made regardless of the profitability of its investments.

CHARGES

Pursuant to the investment management agreement, the Partnership pays a daily investment management fee, which is equal to an effective annual rate of 1.25% of the average daily gross assets of the Partnership.  Certain other expenses and charges attributable to the operation of the Partnership are also charged against the Partnership.  In acquiring an investment, the Partnership may incur various types of expenses paid to third parties, including but not limited to, brokerage fees, attorneys' fees, architects' fees, engineers' fees, and accounting fees.  After acquisition of an investment, the Partnership will incur recurring expenses for the preparation of annual reports, periodic appraisal costs, mortgage servicing fees, annual audit charges, accounting and legal fees, and various administrative expenses. These expenses will be charged against the Partnership's assets.  Some of these operating expenses represent reimbursement of the investment manager for the cost of providing certain services necessary to the operation of the Partnership, such as daily accounting services, preparation of annual reports, and various administrative services.  The investment manager charges the Partnership mortgage loan servicing fees pursuant to the standards outlined in item 6 under CONFLICTS OF INTEREST.  In addition to the various expenses charged against the Partnership's assets, other expenses such as insurance costs, taxes, and property management fees will ordinarily be deducted from rental income, thereby reducing the gross income of the Partnership.

As explained earlier, charges to the Contracts will be recorded in the corresponding subaccounts of the Real Property Account.  From time to time, Pruco Life will withdraw from the Real Property Account an amount equal to the aggregate amount of these charges.  Aside from the charges to the Contracts, Pruco Life does not charge the Real Property Account for the expenses involved in the Real Property Account’s operation. The Real Property Account will, however, bear its proportionate share of the charges made to the Partnership as described above.

The Partnership is not a taxable entity under the provisions of the Internal Revenue Code.  The income, gains, and losses of the Partnership are attributed, for federal income tax purposes, to the Partners in the Partnership. The earnings of the Real Property Account are, in turn, taxed as part of the operations of Pruco Life.  Pruco Life is currently

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not charging the Real Property Account for company federal income taxes.  Pruco Life may make such a charge in the future.

Under current laws Pruco Life may incur state and local taxes (in addition to premium taxes) in several states.  At present, Pruco Life does not charge these taxes against the Contracts or the Real Property Account, but Pruco Life may decide to charge the Real Property Account for such taxes in the future.

RESTRICTIONS ON WITHDRAWALS

Before allocating any portion of your net premium or purchase payments, or transferring any portion of your Contract Fund, to the Real Property Account, you should be aware that withdrawals from the Real Property Account may have greater restrictions than the other variable investment options available under the Contracts.  Pruco Life reserves the right to restrict transfers into or out of the Real Property Account.  Apart from the limitations on transfers out of the Real Property Account described below, Pruco Life will only restrict transfers out of the Real Property Account if there is insufficient cash available to meet Contract owners' requests and prompt disposition of the Partnership's investments to meet such requests could not be made on commercially reasonable terms.

Generally, we will pay any death benefit, cash surrender value, loan proceeds, or partial withdrawal within seven days after all the documents required for such a payment are received at the Service Office.  Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Service Office.

The funds necessary to pay any death benefit, cash surrender value, withdrawal or loan proceeds funded by the Real Property Account will normally be obtained, first, from any cash flows into the Real Property Account on the day the funds are required.  If, on the day the funds are required, cash flows into the Real Property Account are less than the amount of funds required, Pruco Life will seek to obtain such funds by withdrawing a portion of its interest in the Partnership.  The Partnership will normally obtain funds to meet such a withdrawal request from its net operating income and from the liquid securities and instruments it holds.  If the Partners determine that these sources are insufficient to meet anticipated withdrawals from the Partnership, the Partnership may use a line of credit or otherwise borrow up to 331/3% (pursuant to California state requirements) of the value of the Partnership's assets.  See BORROWING BY THE PARTNERSHIP.  If the Partners determine that such a borrowing by the Partnership would not serve the best interests of Contract owners, Pruco Life may, in the event of a Contract loan or withdrawal, rather than take the amount of any loan or withdrawal request proportionately from all investment options under the Contract (including the Real Property Account), take any such loan or withdrawal first from the other investment options under the Contract.

Transfers from the Real Property Account to the other investment options available under the Contract are currently permitted only during the 30-day period beginning on the Contract anniversary.  The maximum amount that may be transferred out of the Real Property Account each year is the greater of: (a) 50% of the amount invested in the Real Property Account or (b) $10,000.  Such transfer requests received prior to the Contract anniversary will be effected on the Contract anniversary.  Transfer requests received within the 30-day period beginning on the Contract anniversary will be effected as of the end of the valuation period in which a proper written request or authorized telephone request is received.  The "valuation period" means the period of time from one determination of the value of the amount invested in the Real Property Account to the next.  Such determinations are made when the value of the assets and liabilities of the Partnership is calculated, which is generally at 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open.  Transfers into or out of the Real Property Account are also subject to the general limits under the Contracts.

RESTRICTIONS ON CONTRACT OWNERS’ INVESTMENT IN THE REAL PROPERTY ACCOUNT

As explained earlier, identification and acquisition of real estate investments meeting the Partnership's investment objectives is a time-consuming process.  Because the Real Property Account and the Partnership are managed so they will not become investment companies subject to the Investment Company Act of 1940, the portion of the Partnership's assets that may be invested in securities, as opposed to non-securities real estate investments, is strictly limited.  For these reasons, Pruco Life reserves the right to restrict or limit Contract owners' allocation of funds to the Real Property Account.  Any such restrictions are likely to take the form of restricting the timing, amount and/or frequency of transfers into the Real Property Account and/or precluding Contract owners who have not previously selected the Real Property Account from allocating a portion of their net premiums or purchase payments to the Real Property Account.

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FEDERAL INCOME TAX CONSIDERATIONS

The federal income tax treatment of Contract benefits is described briefly in the attached prospectus for the particular Contract you selected.  Pruco Life believes that the same principles will apply with respect to Contracts funded in whole or part by the Real Property Account.  The Partnership's conformity with the diversification standards for the investments of variable life insurance and variable annuity separate accounts is essential to ensure that treatment. See General Investment and Operating Policies.  Pruco Life urges you to consult a qualified tax adviser.

Under the Internal Revenue Code, the Partnership is not a taxable entity and any income, gains or losses of the Partnership are passed through to the Partners, including Pruco Life, with respect to the Real Property Account.  The Real Property Account is not a separate taxpayer for purposes of the Internal Revenue Code.  The earnings of the Real Property Account are taxed as part of the operations of Pruco Life.  No charge is currently being made to the Real Property Account for company federal income taxes.  We may make such a charge in the future, see CHARGES.

DISTRIBUTION OF THE CONTRACTS

As explained in the attached prospectus for the Contracts, Pruco Securities, LLC, a wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contracts.  Consult that prospectus for information about commission scales and other facts relating to sale of the Contracts.

STATE REGULATION

Pruco Life is subject to regulation and supervision by the Department of Insurance of the State of Arizona, which periodically examines its operations and financial condition.  It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life is required to file with Arizona and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

ADDITIONAL INFORMATION

Pruco Life has filed a registration statement with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, relating to the offering described in this prospectus.  This prospectus does not include all of the information set forth in the registration statement.  Certain portions have been omitted pursuant to the rules and regulations of the SEC.  All reports and information filed by Pruco Life can be inspected and copied at the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549, and at certain of its regional offices: Midwestern Regional Office, 175 West Jackson Boulevard, Suite 900, Chicago, IL 60604; Northeastern Regional Office SEC, 233 Broadway, New York, NY 10279, or by telephoning (202) 551-8090.

The SEC maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.
Further information may also be obtained from Pruco Life.  The address and telephone number are on the cover of this prospectus.

EXPERTS

The financial statements of Pruco Life Variable Contract Real Property Account as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 and the financial statements of The Prudential Variable Contract Real Property Partnership (the "Partnership") as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2010 included in this prospectus and the financial statement schedules of the Partnership included in this registration statement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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LITIGATION

No litigation is pending, and no litigation is known to be contemplated by governmental authorities, that would have an adverse material effect upon the Real Property Account or the Partnership.

REPORTS TO CONTRACT OWNERS

If you allocate a portion of your Contract Fund to the Real Property Account, Pruco Life will mail you an annual report containing audited financial statements for the Partnership and an annual statement showing the status of your Contract Fund and any other information that may be required by applicable regulation or law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All of the assets of the Real Property Account are invested in the Partnership. Accordingly, the liquidity and capital resources and results of operations for the Account are contingent upon those of the Partnership. Therefore, this management’s discussion and analysis addresses these items at the Partnership level. The general partners in the Partnership are The Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey, collectively, the “Partners”.

The following discussion and analysis of the liquidity and capital resources and results of operations of the Partnership should be read in conjunction with the audited Consolidated Financial Statements of the Account and the Partnership and the related Notes included in this filing.

(a) Liquidity and Capital Resources

As of December 31, 2011, the Partnership’s liquid assets, consisting of cash and cash equivalents, were approximately $27.4 million, a decrease of approximately $1.5 million from $28.9 million as of December 31, 2010.  The decrease was primarily due to the following activities: (1) a $15.3 million distribution to all of the Partnership’s investors; (2) $16.1 million of principal payments made on financed properties; and (3) $1.9 million paid for capital improvements.  The $1.9 million payment for capital improvements included the following items:  (1) $0.8 million for tenant improvements and leasing costs at the office property in Beaverton, Oregon; (2) $0.2 million for property and roof improvements at the retail property in Dunn, North Carolina; (3) $0.2 million for tenant improvements and leasing costs at the office properties in Brentwood, Tennessee; (4) $0.2 million for a water tower refurbishment, tenant improvements, and leasing costs at the retail property in Ocean City, Maryland;  (5) $0.2 million for clubhouse improvements, fitness center improvements and roof repair at the apartment property in Raleigh, North Carolina: and (6) $0.3 million for capital improvements and transaction costs associated with leasing expenses at various properties.  Partially offsetting this decrease in liquid assets was the following activities: (1) net cash flow generated from property operations of $7.4 million; (2) the partial capital redemption of $5.9 million from the Capital Automotive Real Estate Services (or “CARS”) preferred equity investment, and (3) net cash proceeds of $19.0 million generated from the refinancing of the loan on a retail property in Ocean City, Maryland.

Sources of liquidity included net cash flow from property operations, capital redemptions, loan activity, and interest from cash equivalents.  The Partnership uses cash for its real estate investment activities and for distributions to its partners.  As of December 31, 2011, approximately 12.9% of the Partnership’s total assets consisted of cash and cash equivalents.

The Partnership did not have any acquisitions or dispositions for the year ended December 31, 2011.

(b) Results of Operations

The following is a comparison of the Partnership’s results of operations for the years ended December 31, 2011, and 2010.

Net Investment Income Overview

The Partnership’s net investment income attributable to the general partners’ controlling interest for the year ended December 31, 2011 was approximately $8.2 million, an increase of approximately $0.2 million from the prior year.  The increase in net investment income attributable to the general partners’ controlling interest was due to increases of approximately $0.4 million and $0.1 million in the office and hotel sectors’ investments’ net investment income attributable to the general partners’ controlling interest, respectively. Partially offsetting these increases was a decrease of approximately $0.1 million in the apartment sector’s net investment income attributable to the general partners’ controlling interest from the prior year.  Additionally, there was approximately $0.1 million of additional losses in other

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income.  The components of this net investment income attributable to the general partners’ controlling interest are discussed below by investment type.

Valuation Overview

The Partnership did not record a net recognized gain/loss attributable to the general partners’ controlling interests for the year ended December 31, 2011, compared with a net recognized gain attributable to the general partners’ controlling interest of approximately $2.3 million for the prior year.  The Partnership recorded a net unrealized gain attributable to the general partners’ controlling interest of approximately $13.9 million for the year ended December 31, 2011, compared with a net unrealized gain attributable to the general partners’ controlling interest of approximately $5.0 million for the prior year. The net unrealized gain attributable to the general partners’ controlling interest of approximately $13.9 million for the year ended December 31, 2011 was primarily attributable to valuation increases in the apartment, office and retail sectors’ investments of approximately $5.3 million, $4.8 million and $3.7 million, respectively. The components of these valuation gains are discussed below by investment type.

The following table presents a comparison of the Partnership’s sources of net investment income attributable to the general partners’ controlling interest and realized and unrealized gains or (losses) attributable to the general partners’ controlling interest for the years ended December 31, 2011 and 2010.

Twelve Months Ended December 31,
	2011	2010
Net Investment Income:

Office properties	$2,491,711	$2,116,649
Apartment properties	2,996,631	3,100,230
Retail properties	4,695,227	4,702,107
Hotel property	838,836	751,058
Other (including interest income, investment mgt fee, etc.)	(2,793,116)	(2,700,635)
Total Net Investment Income	$8,229,289	$7,969,409

Net Realized Gain (Loss) on Real Estate Investments:
Apartment Properties	-	2,326,187
Net Realized Gain (Loss) on Real Estate Investments	-	2,326,187

Net Unrealized Gain (Loss) on Real Estate Investments:

Office properties	4,761,137	(2,121,258)
Apartment properties	5,260,349	5,621,737
Retail properties	3,665,511	1,590,868
Hotel property	244,440	(63,262)
Net Unrealized Gain (Loss) on Real Estate Investments	13,931,437	5,028,085

Net Realized and Unrealized Gain (Loss) on Real Estate Investments	$13,931,437	$7,354,272

OFFICE PROPERTIES

Year Ended December 31, 2011	Net Investment Income/(Loss) 2011	Net Investment Income/(Loss) 2010	Unrealized Gain/(Loss) 2011	Unrealized Gain/(Loss) 2010	Occupancy 2011	Occupancy 2010
Property
Lisle, IL	$330,658	$322,148	$(67,057)	$346,730	55%	48%
Brentwood, TN - #1	696,325	(144,332)	2,405,039	133,512	100%	78%
Beaverton, OR	309,284	798,157	1,318,714	(2,111,499)	88%	88%
Brentwood, TN - #2	1,155,444	1,140,676	1,104,441	(490,001)	100%	100%
	$2,491,711	$2,116,649	$4,761,137	$(2,121,258)

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Net Investment Income

Net investment income attributable to the general partners’ controlling interest for the Partnership’s office properties was approximately $2.5 million for the year ended December 31, 2011, an increase of approximately $0.4 million from the prior year. The increase in net investment income attributable to the general partners’ controlling interest for the year ended December 31, 2011 was primarily the result of a $0.8 million increase at one of the properties in Brentwood, Tennessee due to actual occupancy and rental rate increases from new and existing leases.  The increase was partially offset by a $0.4 million decrease at the property in Beaverton, Oregon due to a rent concession given to the building’s largest tenant.

Unrealized Gain/(Loss)

The office properties owned by the Partnership recorded a net unrealized gain attributable to the general partners’ controlling interest of approximately $4.8 million during the year ended December 31, 2011, compared with a net unrealized loss attributable to the general partners’ controlling interest of approximately $2.1 million for the prior year.  The net unrealized gain attributable to the general partners’ controlling interest of approximately $4.8 million for the year ended December 31, 2011 was primarily due to net unrealized gains attributable to the general partners’ controlling interest of approximately $3.5 million and $1.3 million at the properties in Brentwood, Tennessee and Beaverton, Oregon, respectively. The increase at the Brentwood, Tennessee property #1 increase was due to improved occupancy, and the increase at Brentwood, Tennessee property #2 was due to the lease renewal execution of the building’s only tenant. The increase at the property in Beaverton, Oregon was primarily attributable to lower investment rates and increased revenue due to higher rental rates.  Investment rates include direct and terminal capitalization rates, and discount rates, which reflect investors’ yield requirements on investments.

APARTMENT PROPERTIES

Year Ended December 31, 2011	Net Investment Income/(Loss) 2011	Net Investment Income/(Loss) 2010	Unrealized Gain/(Loss) 2011	Realized/ Unrealized Gain/(Loss) 2010	Occupancy 2011	Occupancy 2010
Property
Atlanta, GA(1)	$64,347	$537,772	$ -	$2,326,187	N/A	N/A
Raleigh, NC	1,013,743	834,480	2,619,983	2,263,884	96%	97%
Austin, TX	1,343,490	1,168,585	1,782,217	2,461,614	93%	95%
Charlotte, NC	575,051	559,393	858,149	896,239	96%	96%
	$2,996,631	$3,100,230	$5,260,349	$7,947,924

(1) The Atlanta Georgia property was sold on September 29, 2010.  The income in 2011 is a result of post-closing adjustments.

Net Investment Income

Net investment income attributable to the general partners’ controlling interest for the Partnership’s apartment properties was approximately $3.0 million for the year ended December 31, 2011, a decrease of approximately $0.1 million from the prior year. The decrease in net investment income attributable to the general partners’ controlling interest for the year ended December 31, 2011 was primarily due to a $0.5 million decrease as a result of lost revenue from the disposition of property in Atlanta, GA on September 29, 2010.  The decrease was partially offset by a $0.2 million increase at the Raleigh, NC property and a $0.2 million increase at the Austin, TX property.

Recognized and Unrealized Gain/(Loss)

The apartment properties owned by the Partnership recorded a net unrealized gain attributable to the general partners’ controlling interest of approximately $5.3 million for the year ended December 31, 2011, compared with a net recognized and unrealized gain attributable to the general partners’ controlling interest of approximately $7.9 million for the prior year.  The net unrealized gain attributable to the general partners’ controlling interest for the year ended December 31, 2011 was generally due to valuation increases at each property as a result of more favorable investment rates and market leasing assumptions.

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RETAIL PROPERTIES

Year Ended December 31, 2011	Net Investment Income/(Loss) 2011	Net Investment Income/(Loss) 2010	Realized/ Unrealized Gain/(Loss) 2011	Unrealized Gain/(Loss) 2010	Occupancy 2011	Occupancy 2010
Property
Roswell, GA(1)	$72,833	$ -	$ -	$ -	N/A	N/A
Hampton, VA	1,002,441	995,211	1,387,132	(2,360,694)	80%	94%
Ocean City, MD	873,205	1,181,188	579,703	526,367	96%	98%
Westminster, MD	1,325,394	1,288,695	591,313	676,440	100%	100%
Dunn, NC	312,820	232,760	(189,778)	129,655	35%	35%
CARS Preferred Equity(2)	1,108,534	1,004,253	1,297,141	2,619,100	N/A	N/A
	$4,695,227	$4,702,107	$3,665,511	$1,590,868

(1)	The Roswell, Georgia retail property was sold on May 1, 2009. The income in 2011 is a result of post-closing adjustments.
(2)	A partial capital redemption of the CARS Preferred Equity position was paid on March 11, 2011.

Net Investment Income

Net investment income attributable to the general partners’ controlling interest for the Partnership’s retail properties was approximately $4.7 million for the year ended December 31, 2011, which is relatively unchanged from the prior year.

Unrealized Gain/Loss

The retail properties owned by the Partnership recorded a net unrealized gain attributable to the general partners’ controlling interest of approximately $3.7 million for the year ended December 31, 2011, compared with a net unrealized gain attributable to the general partners’ controlling interest of approximately $1.6 million for the prior year.  The net unrealized gain attributable to the general partners’ controlling interest for the year ended December 31, 2011 was primarily due to (a) an increased valuation of the CARS preferred equity investment based on a reduction in the principal balance and expected remaining term of the investment, resulting in decreased risk and applied market investment rate; and (b) increased valuations of the properties in Hampton, Virginia; Ocean City, Maryland; and Westminster, Maryland, generally due to improved market leasing conditions and more favorable investment rates.

HOTEL PROPERTY

Year Ended December 31, 2011	Net Investment Income/(Loss) 2011	Net Investment Income/(Loss) 2010	Unrealized Gain/(Loss) 2011	Unrealized Gain/(Loss) 2010	Occupancy 2011	Occupancy 2010
Property
Lake Oswego, OR	$838,836	$751,058	$244,440	$(63,262)	65%	59%

Net Investment Income

Net investment income attributable to the general partners’ controlling interest for the Partnership’s hotel property was approximately $0.8 million for the year ended December 31, 2011, which is approximately 12% higher than the prior year due to a slightly higher level of occupancy. Average daily rate was consistent at the hotel property.

Unrealized Gain/Loss

The hotel property owned by the Partnership recorded an unrealized gain attributable to the general partners’ controlling interest of approximately $0.2 million for the year ended December 31, 2011, compared with an unrealized loss attributable to the general partners’ controlling interest of approximately $0.1 million for the prior year.  The unrealized gain attributable to the general partners’ controlling interest for the year ended December 31, 2011 was primarily due to a valuation increase caused by an increase in projected occupancy, revenue per available room, and average daily rate at the property reflecting improvements in the overall hotel market.

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Other

Other net investment loss mainly includes investment management fees, other portfolio level expenses and interest income.  Other net investment loss attributable to the general partner’s controlling interest was approximately $2.8 million for the year ended December 31, 2011, which was an increase of $0.1 million from the prior year.

(c) Inflation

A majority of the Partnership’s leases with its commercial tenants provide for recoveries of expenses based upon the tenant’s proportionate share of, and/or increases in, real estate taxes and certain operating costs, which may partially reduce the Partnership’s exposure to increases in operating costs resulting from inflation.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or “U.S. GAAP”, requires the application of accounting policies that often involve a significant degree of judgment.  Management reviews critical estimates and assumptions on an ongoing basis.  If management determines, as a result of its consideration of facts and circumstances, that modifications in assumptions and estimates are appropriate, results of operations and financial position as reported in the audited Consolidated Financial Statements of the Account and the Partnership may change significantly.

The following sections discuss those critical accounting policies applied in preparing the Financial Statements of the Real Property Account and the Consolidated Financial Statements of the Partnership that are most dependent on the application of estimates and assumptions.

Accounting Pronouncements Adopted

See Note 2C to the Partnership's Consolidated Financial Statements for a discussion of recently adopted accounting pronouncements.

New Accounting Pronouncement

See Note 2D to the Partnership's Consolidated Financial Statements for a discussion of new accounting pronouncements.

Valuation of Investments

Real Estate Investments - Real estate investments are carried at fair value. Properties owned are initially recorded at the purchase price plus closing costs.  Development costs and major renovations are capitalized as a component of cost, and routine maintenance and repairs are charged to expense as incurred.  Real estate costs include the cost of acquired property, including all the tangible and intangible assets.  Tangible assets include the value of all land, building and tenant improvements at the time of acquisition.  Intangible assets include the value of any above and below market leases, in-place leases, and tenant relationships at the time of acquisition.

In general fair value estimates are based upon property appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of PIM, which is an indirectly owned subsidiary of PFI, is responsible for assuring that the valuation process provides independent and reasonable property fair value estimates.  An unaffiliated third party has been appointed by PIM to assist the Chief Real Estate Appraiser in maintaining and monitoring the independence and the accuracy of the appraisal process.  The fair value of real estate investments does not reflect the transaction sale costs, which may be incurred upon disposition of the real estate investments.

The purpose of an appraisal is to estimate the fair value of real estate as of a specific date.  In accordance with FASB authoritative guidance on fair value measurements and disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The estimate of fair value is based on the conventional approaches to value, all of which require the exercise of subjective judgment.  The three approaches are:  (1) current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable real estate in the market.  Key inputs and assumptions include rental income and expense amounts, related rental income and expense growth rates, discount rates and capitalization rates. In the reconciliation of these

23 - Real Property

three approaches, the independent appraiser uses one or a combination of them, to determine the approximated value for the type of real estate in the market.

In general, the input values used in the appraisal process are unobservable, therefore unless indicated otherwise; real estate investments are classified as Level 3 (see Note 5 to the Partnership's Consolidated Financial Statements for detail) under the FASB authoritative guidance for fair value measurements.

Unconsolidated real estate partnerships and preferred equity investments are carried at fair value and are generally valued at the Partnership’s equity in net assets as reflected in the partnerships' financial statements with properties valued as described above.  Under the equity method, the investment is initially recorded at the original investment amount, plus or minus additional amounts invested or distributed, and is subsequently adjusted for the Partnership’s share of undistributed earnings or losses, including unrealized appreciation and depreciation, from the partnership.

As described above, the estimated fair value of real estate and real estate related assets is generally determined through an appraisal process.  These estimated market values may vary significantly from the prices at which the real estate investments would sell, since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller and could be material to the financial statements.  Although the estimated market values represent subjective estimates, management believes these estimated market values are reasonable approximations of market prices and the aggregate estimated value of investments in real estate is fairly presented as of December 31, 2011 and 2010.

Other Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the audited Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk – The general partner’s controlling interest exposure to market rate risk for changes in interest rates relates to approximately 34.94% of its investment portfolio as of December 31, 2011, which consists primarily of short-term commercial paper and fixed and variable interest rate debt.  The Partnership does not use derivative financial instruments.  As a matter of policy, the Partnership places its investments with high quality debt security issuers, limits the amount of credit exposure to any one issuer, limits duration by restricting the term, and holds investments to maturity except under unusual circumstances.

The table below presents the amounts and related weighted interest rates of the Partnership’s cash equivalents and short-term investments at December 31, 2011:

	Maturity	Estimated Market Value (in $ millions)	Average Interest Rate
Cash and Cash equivalents	0-3 months	$27.4	1.15%

The table below discloses the Partnership’s debt as of December 31, 2011.  The fair value of the Partnership’s long-term debt is affected by changes in market interest rates.  The following table presents principal cash flows based upon maturity dates of the debt obligations and the related weighted-average interest rates by expected maturity dates for the debt.

Investment level debt (in $ thousands), including current portion	2012	2013	2014	2015	2016	Thereafter	Total	Estimated Fair Value
Average Fixed Interest Rate Weighted Average Fixed Interest Rate	6.12%	6.12%	6.12%	6.12%	6.12%	6.12%	6.12%
Fixed Rate	$892	$954	$1,016	$1,084	$1,153	$19,370	$24,469	$24,625
Variable Rate	$0	9,000		-		-	$9,000	$8,743
Premium/(Discount) on Investment Level Debt	(5)	-				-	(5)	-
Total Mortgage Loans Payable	$887	$9,954	$1,016	$1,084	$1,153	$19,370	$33,464	$33,368

The Partnership is exposed to market risk from tenants. While the Partnership has not experienced any significant credit losses, in the event of significant increases in interest rates and/or an economic downturn, tenant delinquencies

24 - Real Property

could increase and result in losses to the Partnership and the Real Property Account that could adversely affect its operating results and liquidity.

FINANCIAL STATEMENTS

Following are the financial statements and Independent Registered Public Accounting Firm auditor's reports of the Real Property Account, as well as the financial statements and Independent Registered Public Accounting Firm auditor's reports of the Partnership.

25 - Real Property

(Registrant)

All other schedules are omitted because they are not applicable, or because the required information is included in the financial statements or notes thereto.

A1 - Real Property

Management’s Annual Report on Internal Control Over Financial Reporting

Management of Pruco Life is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an assessment of the effectiveness, as of December 31, 2011, of the Company’s internal control over financial reporting, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011

Our internal control over financial reporting is a process designed by or under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company’s registered public accounting firm, PricewaterhouseCoopers LLP, regarding internal control over financial reporting. The Company’s Internal Controls over Financial Reporting was not subject to attestation by the Company’s registered public accounting firm pursuant to final rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

March 9, 2012

A2 - Real Property

Report of Independent Registered Public Accounting Firm

To the Contract Owners of the
Pruco Life Variable Contract Real Property Account
and the Board of Directors of
Pruco Life Insurance Company

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Pruco Life Variable Contract Real Property Account at December 31, 2011 and 2010, and the results of its operations and the changes in its net assets for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Pruco Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 9, 2012

A3 - Real Property

FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT

STATEMENTS OF NET ASSETS

December 31, 2011 and 2010

	2011	2010
ASSETS
Investment in The Prudential Variable Contract Real Property Partnership	$93,491,282	$90,195,199

Net Assets	$93,491,282	$90,195,199

NET ASSETS, representing:
Equity of contract owners	$69,236,373	$63,083,109
Equity of Pruco Life Insurance Company	24,254,909	27,112,090

	$93,491,282	$90,195,199

Units outstanding	33,860,393	36,961,820

Portfolio shares held	2,896,826	3,178,326
Portfolio net asset value per share	$32.27	$28.38

STATEMENTS OF OPERATIONS

For the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
INVESTMENT INCOME
Net investment income from Partnership operations	$4,488,212	$4,371,539	$3,989,831

EXPENSES
Charges to contract owners for assuming mortality risk and expense risk and for administration	397,048	365,083	397,452

NET INVESTMENT INCOME	4,091,164	4,006,456	3,592,379

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net change in unrealized gain (loss) on investments in Partnership	7,604,820	2,753,040	(22,975,538)
Net realized gain (loss) on sale of investments allocated from the Partnership	—	1,276,007	(2,340,953)

NET GAIN (LOSS) ON INVESTMENTS	7,604,820	4,029,047	(25,316,491)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$11,695,984	$8,035,503	$(21,724,112)

STATEMENTS OF CHANGES IN NET ASSETS

For the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
OPERATIONS
Net investment income	$4,091,164	$4,006,456	$3,592,379
Net change in unrealized gain (loss) on investments in Partnership	7,604,820	2,753,040	(22,975,538)
Net realized gain (loss) on sale of investments allocated from the Partnership	—	1,276,007	(2,340,953)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	11,695,984	8,035,503	(21,724,112)

CAPITAL TRANSACTIONS
Net withdrawals by contract owners	(1,953,771)	(2,162,856)	(4,013,212)
Net withdrawals by Pruco Life Insurance Company	(6,446,130)	(7,601,883)	(167,076)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS	(8,399,901)	(9,764,739)	(4,180,288)

TOTAL INCREASE (DECREASE) IN NET ASSETS	3,296,083	(1,729,236)	(25,904,400)

NET ASSETS
Beginning of period	90,195,199	91,924,435	117,828,835

End of period	$93,491,282	$90,195,199	$91,924,435

The accompanying notes are an integral part of these financial statements.

A4 - Real Property

NOTES TO THE FINANCIAL STATEMENTS OF
THE PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2011

Note 1: General

Pruco Life Variable Contract Real Property Account (the “Account”) was established on August 27, 1986 and commenced business September 5, 1986. Pursuant to Arizona law, the Account was established as a separate investment account of Pruco Life Insurance Company (“Pruco Life” or the “Company”), a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“PFI”) and is registered under the Securities Act of 1933, as amended. The assets of the Account are segregated from Pruco Life’s other assets. The Account is used to fund benefits under certain variable life insurance and variable annuity contracts issued by Pruco Life. These products are Appreciable Life (“VAL”), Variable Life (“VLI”), Discovery Plus (“SPVA”), and Discovery Life Plus (“SPVL”).

The assets of the Account are invested in The Prudential Variable Contract Real Property Partnership (the “Partnership”). The Partnership is the investment vehicle for assets allocated to the real estate investment option under certain variable life insurance and annuity contracts. The Account, along with The Prudential Variable Contract Real Property Account and the Pruco Life of New Jersey Variable Contract Real Property Account, are the sole investors in the Partnership. These financial statements should be read in conjunction with the financial statements of the Partnership.

The Partnership has a policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.

Note 2: Summary of Significant Accounting Policies and Pronouncements

A.	Basis of Accounting

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Account has transactions and relationships with Prudential and other affiliates. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include valuation of Investments in the Prudential Variable Contract Real Property Partnership.

Adoption of Accounting Pronouncements

In January 2010, the FASB issued updated guidance that requires new fair value disclosures about significant transfers between Level 1 and 2 measurement categories and separate presentation of purchases, issuances, and settlements within the roll forward of Level 3 activity. Also, this updated fair value guidance clarifies the disclosure requirements about level of disaggregation and valuation techniques and inputs. This new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of Level 3 activity, which is effective for interim and annual reporting periods beginning after December 15, 2010. The Account adopted the guidance effective for interim and annual reporting periods beginning after December 15, 2009 on January 1, 2010. The required disclosures are provided in Note 10.

New Accounting Pronouncements

In May 2011, the FASB issued updated guidance regarding the fair value measurements and disclosure requirements. The updated guidance clarifies existing guidance related to the application of fair value measurement methods and requires expanded disclosures. This new guidance is effective for the first interim or annual reporting period beginning after December 15, 2011 and should be applied prospectively. The Account expects this guidance to have a significant impact on its financial statement disclosures but limited, if any, impact on the Account’s financial position or results of operations.

A5 - Real Property

NOTES TO THE FINANCIAL STATEMENTS OF
THE PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2011

Note 2: Summary of Significant Accounting Policies and Pronouncements (continued)

B.	Investment in Partnership Interest

The investment in the Partnership is based on the Account’s proportionate interest of the Partnership’s fair value. At December 31, 2011 and December 31, 2010 the Account’s interest in the General Partners Controlling Interest was as 54.3% or 2,896,826 shares and 54.7% or 3,178,326 shares, respectively. Properties owned by the Partnership are illiquid and their fair value is based on estimated fair value as discussed in the notes to the Partnership’s consolidated financial statements.

C.	Income Recognition

Net investment income, realized and unrealized gains and losses are recognized daily for the investments in the Partnership. Amounts are based on the Account’s proportionate interest in the Partnership.

D.	Equity of Pruco Life Insurance Company

Pruco Life maintains a position in the Account for property liquidity purposes, including unit purchases and redemptions, Partnership share transactions, and expense processing. The position does not have an effect on the contract owners’ accounts or the related unit values.

Note 3: Taxes

Pruco Life is taxed as a “life insurance company”, as defined by the Internal Revenue Code. The results of operations of the Account form a part of PFI’s consolidated federal tax return. Under current federal, state and local law, no federal, state or local income taxes are payable by the Account. As such, no provision for the tax liability has been recorded in these financial statements.

A6 - Real Property

NOTES TO THE FINANCIAL STATEMENTS OF
THE PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2011

Note 4: Net Withdrawals by Contract Owners

Net contract owner withdrawals for the real estate investment option in Pruco Life’s variable insurance and variable annuity products for the years ended December 31, 2011, 2010 and 2009 were as follows:

2011:

	VAL	VLI	SPVA	SPVL	TOTAL
Contract Owner Net Payments:	$2,595,469	$215,012	$0	$(211)	$2,810,270
Policy Loans:	(1,184,757)	(60,209)	0	(25,959)	(1,270,925)
Policy Loan Repayments and Interest:	1,841,016	62,529	0	67,336	1,970,881
Surrenders, Withdrawals, and Death Benefits:	(2,891,506)	(165,020)	(38,457)	(83,480)	(3,178,463)
Net Transfers From/(To) Other Subaccounts or Fixed Rate Option:	(265,821)	(25,519)	(3,964)	117,534	(177,770)
Administrative and Other Charges:	(1,940,418)	(152,955)	0	(14,391)	(2,107,764)

Net Withdrawals by Contract Owners	$(1,846,017)	$(126,162)	$(42,421)	$60,829	$(1,953,771)

2010:

	VAL	VLI	SPVA	SPVL	TOTAL
Contract Owner Net Payments:	$2,781,436	$223,857	$0	$253	$3,005,546
Policy Loans:	(1,195,956)	(64,697)	0	(28,134)	(1,288,787)
Policy Loan Repayments and Interest:	1,717,999	63,172	0	181,541	1,962,712
Surrenders, Withdrawals, and Death Benefits:	(2,534,904)	(117,396)	(6,262)	(364,561)	(3,023,123)
Net Transfers From/(To) Other Subaccounts or Fixed Rate Option:	(665,035)	(46,365)	0	1,972	(709,428)
Administrative and Other Charges:	(1,951,484)	(145,224)	0	(13,068)	(2,109,776)

Net Withdrawals by Contract Owners	$(1,847,944)	$(86,653)	$(6,262)	$(221,997)	$(2,162,856)

2009:

	VAL	VLI	SPVA	SPVL	TOTAL
Contract Owner Net Payments:	$3,787,373	$250,723	$3	$7,089	$4,045,188
Policy Loans:	(1,478,359)	(95,823)	0	(63,497)	(1,637,679)
Policy Loan Repayments and Interest:	2,071,959	116,331	0	168,453	2,356,743
Surrenders, Withdrawals, and Death Benefits:	(4,729,335)	(271,846)	(1,505)	(223,526)	(5,226,212)
Net Transfers From/(To) Other Subaccounts or Fixed Rate Option:	(981,166)	(116,769)	0	(25,885)	(1,123,820)
Administrative and Other Charges:	(2,250,578)	(161,428)	0	(15,426)	(2,427,432)

Net Withdrawals by Contract Owners	$(3,580,106)	$(278,812)	$(1,502)	$(152,792)	$(4,013,212)

Note 5: Partnership Distributions

For the year ended December 31, 2011, the Partnership made distributions of $5 million each on May 31st, September 26th, and December 27th. The Account’s share of these distributions was $2.9 million each. During the year ended December 31, 2010, the Partnership made distributions of $7.5 million on May 3rd and $10 million on October 27th. The Account’s share of these distributions was $4.3 and $5.8 million respectively.

A7 - Real Property

NOTES TO THE FINANCIAL STATEMENTS OF
THE PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2011

Note 6: Unit Activity

All products referred to in Note 1 for outstanding units at December 31, 2011, 2010, and 2009 were as follows:

2011
Company		Contract Owner
			VAL	VLI	SPVA	SPVL

Contributions:	1,203,538	Contributions:	1,797,079	106,082	0	306,025
Redemptions:	(3,561,739)	Redemptions:	(2,505,000)	(151,001)	(19,032)	(277,379)

2010
Company		Contract Owner
			VAL	VLI	SPVA	SPVL

Contributions:	1,272,554	Contributions:	1,959,202	120,611	0	109,412
Redemptions:	(4,476,027)	Redemptions:	(2,753,017)	(155,857)	(3,200)	(221,825)

2009
Company		Contract Owner
			VAL	VLI	SPVA	SPVL

Contributions:	1,972,044	Contributions:	2,221,223	135,124	0	97,382
Redemptions:	(2,041,418)	Redemptions:	(3,685,838)	(245,149)	(735)	(170,770)

Note 7: Purchases and Sales of Investments

The aggregate costs of purchases and proceeds from sales of investments in the Partnership for the years ended December 31, 2011, 2010 and2009 were as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Purchases:	$0	$0	$0
Sales:	$8,796,949	$10,129,823	$4,577,740

A8 - Real Property

NOTES TO THE FINANCIAL STATEMENTS OF
THE PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2011

Note 8: Financial Highlights

Pruco Life sells a number of variable annuity and variable life insurance products. These products have unique combinations of features and fees that are charged against the contract owner’s account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

The following table was developed by determining which products offered by Pruco Life have the lowest and highest total expense ratio. The summary may not reflect the minimum and maximum contract charges offered by the Company as contract owners may not have selected all available and applicable products as discussed in Note 1. The table reflects contract owner units only.

	Units (000’s)	Unit Value Lowest-Highest	Net Assets (000’s)	Income Ratio*	Expense Ratio ** Lowest-Highest	Total Return *** Lowest-Highest
December 31, 2011	24,958	$ 2.36048 to 2.95634	$69,236	4.79%	0.35% to 1.25%	12.33% to 13.33%
December 31, 2010	25,702	$ 2.10140 to 2.60866	$63,083	4.79%	0.35% to 1.25%	8.31% to 9.29%
December 31, 2009	26,646	$ 1.94013 to 2.38693	$59,966	3.98%	0.35% to 1.25%	-19.26% to -18.54%
December 31, 2008	28,295	$ 2.40304 to 2.93018	$78,361	4.55%	0.35% to 1.25%	-14.47% to -13.70%
December 31, 2007	29,035	$ 2.80966 to 3.39532	$93,366	5.28%	0.35% to 1.25%	6.58% to 7.54%

The table above reflects information for units held by contract owners. Pruco Life also maintains a position in the Real Property Account, to provide for property acquisitions and capital expenditure funding needs. Pruco Life held 8,902,021, 11,260,223, 14,463,696, 14,533,069, and 13,521,139 units representing $24,254,909, $27,112,090, $31,957,972, $39,468,030, and $42,690,230 of net assets as of December 31, 2011, 2010, 2009, 2008 , and 2007 respectively. Charges for mortality risk, expense risk and administrative expenses are used by Pruco Life to purchase additional units in its account resulting in no impact to its net assets.

*
This amount represents the proportionate share of the net investment income from the underlying Partnership divided by the total average assets of the Account. This ratio excludes those expenses, such as mortality risk, expense risk and administrative charges that result in direct reductions in the unit values.

**
These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Partnership are excluded.

***
These amounts represent the total return for the periods indicated, including changes in the value of the underlying Partnership, and reflect deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

A9 - Real Property

NOTES TO THE FINANCIAL STATEMENTS OF
THE PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2011

Note 8: Financial Highlights: Charges and Expenses (continued)

Charges and Expenses

A.	Mortality Risk and Expense Risk Charges

Mortality risk and expense risk charges are determined daily using an effective annual rate of 0.6%, 0.35%, 0.9% and 0.9% for VAL, VLI, SPVA and SPVL, respectively. Mortality risk is the risk that life insurance contract owners may not live as long as estimated or annuitants may live longer than estimated and expense risk is the risk that the cost of issuing and administering the policies may exceed related charges by Pruco Life. The mortality risk and expense risk charges are assessed through reduction in unit values.

B.	Administrative Charges

Administrative charges are determined daily using an effective annual rate of 0.35% applied daily against the net assets representing equity of contract owners held in each subaccount for SPVA and SPVL. Administrative charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners. The administrative charge is assessed through reduction in unit values.

C.	Cost of Insurance and Other Related Charges

Contract owner contributions are subject to certain deductions prior to being invested in the Account. The deductions for VAL and VLI are (1) state premium taxes; (2) sales charges, not to exceed 5% for VAL and 9% for VLI, which are deducted in order to compensate Pruco Life for the cost of selling the contract and (3) transaction costs, applicable to VAL, which are deducted from each premium payment to cover premium collection and processing costs. Contracts are subject to charges on each basic premium for assuming a guaranteed minimum death benefit risk. This charge compensates Pruco Life for the risk that an insured may die at a time when the death benefit exceeds the benefit that would have been payable in the absence of a minimum guarantee. These charges are assessed through the redemption of units.

D.	Deferred Sales Charge

A deferred sales charge is imposed upon the surrender of certain variable life insurance contracts to compensate Pruco Life for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the contract was issued but will not exceed 45% of one scheduled annual premium for VAL contracts and 9% of the initial premium payment for SPVL. No sales charge will be imposed after the sixth and tenth year of the contract for SPVL and VAL, respectively. No sales charge will be imposed on death benefits. This deferred sales charge is assessed through the redemption of units. For SPVA, there is a deferred sales charge that applies at the time of a full or partial withdrawal, and the amount of the charge (which declines over time) depends on the number of years that have elapsed since the contract was issued.

E.	Partial Withdrawal Charge

A charge is imposed by Pruco Life on partial withdrawals of the cash surrender value for VAL. A charge equal to the lesser of $15 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a contract. This charge is assessed through the redemption of units.

A10 - Real Property

NOTES TO THE FINANCIAL STATEMENTS OF
THE PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2011

Note 9: Related Party

Prudential and its affiliates perform various services on behalf of the Partnership in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions.

Note 10: Fair Value Disclosure

FASB guidance on fair value measurements and disclosures establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and should be used to measure fair value whenever available. The Account had no Level 1 assets or liabilities.

Level 2 – Fair value is based on inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. The Account had no Level 2 assets or liabilities.

Level 3 – Fair value is based on significant unobservable inputs for the asset or liability. These inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Account’s Level 3 assets consist of the investment in the Partnership which is based on the Account’s proportionate interest of the Partnership’s fair value which approximates the Partnership’s net asset value. Properties owned by the Partnership are illiquid and fair value is based on estimates from property appraisal reports prepared by independent real estate appraisers as discussed in the notes to the Partnership’s unaudited financial statements.

The purpose of an appraisal is to estimate the fair value of real estate as of a specific date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The estimate of fair value is based on the conventional approaches to value, all of which require the exercise of subjective judgment. The three approaches are: (1) current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable real estate in the market. In the reconciliation of these three approaches, the one most heavily relied upon is the one then recognized as the most appropriate by the independent appraiser for the type of real estate in the market.

A11 - Real Property

NOTES TO THE FINANCIAL STATEMENTS OF
THE PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2011

In general, the input values used in the appraisal process are unobservable, therefore unless indicated otherwise; the underlying investments in the Partnership are classified as Level 3 under the fair value hierarchy. The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities.

Table 1 below summarizes the assets measured at fair value on a recurring basis and their respective position in the fair value hierarchy.

Table 1:

	($ in 000’s)
	Fair Value Measurements at December 31, 2011 using
Assets:	Amounts Measured at Fair Value December 31, 2011	(Level 1)	(Level 2)	(Level 3)

Investment in The Prudential Variable Contract Real Property Partnership	$93,491	$—	$—	$93,491

	($ in 000’s)
	Fair Value Measurements at December 31, 2010 using
Assets:	Amounts Measured at Fair Value December 31, 2010	(Level 1)	(Level 2)	(Level 3)

Investment in The Prudential Variable Contract Real Property Partnership	$90,195	$—	$—	$90,195

A12 - Real Property

NOTES TO THE FINANCIAL STATEMENTS OF
THE PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2011

Table 2 below provides a reconciliation of the beginning and ending balances for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended December 31, 2011 and December 31, 2010.

Table 2:

($ in 000’s)
Fair Value Measurements Using Significant Unobservable Inputs for the year ended December 31, 2011 (Level 3)

Beginning balance @ 01/01/11	$90,195

Total gains or losses (realized/unrealized)	—
included in earnings (or changes in net assets) from Partnership operations	7,605
Net Investment Income from Partnership operations	4,488
Acquisition/Additions	—
Equity Income	—
Contributions	—
Disposition/Settlements	—
Equity losses	—
Distributions	(8,797)

Ending balance @ 12/31/2011	$93,491

The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$7,605

($ in 000’s)
Fair Value Measurements Using Significant Unobservable Inputs for the year ended December 31, 2010 (Level 3)

Beginning balance @ 01/01/10	$91,924

Total gains or losses (realized/unrealized)
included in earnings (or changes in net assets) from Partnership operations	4,029
Net Investment Income from Partnership operations	4,372
Acquisition/Additions	—
Equity Income	—
Contributions	—
Disposition/Settlements	(10,130)
Equity losses	—
Distributions	—

Ending balance @ 12/31/10	$90,195

The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$2,753

A13 - Real Property

Report of Independent Registered Public Accounting Firm

To the Partners of
The Prudential Variable Contract Real Property Partnership:

In our opinion, the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of investments, and the related consolidated statements of operations, of changes in net assets and of cash flows present fairly, in all material respects, the financial position of The Prudential Variable Contract Real Property Partnership (the “Partnership”) at December 31, 2011 and 2010, and the results of its operations, the changes in net assets and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of The Prudential Insurance Company of America. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 06, 2012

B1 - Real Property

Report of Independent Registered Public Accounting Firm on
Financial Statement Schedules

To the Partners of
The Prudential Variable Contract Real Property Partnership:

Our audits of the consolidated financial statements referred to in our report dated March 6, 2012 appearing in this Annual Report on Form 10-K also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 9, 2012

B2 - Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

	December 31, 2011	December 31, 2010

ASSETS

REAL ESTATE INVESTMENTS - At estimated fair value:
Real estate and improvements (cost: 12/31/2011 - $196,297,813; 12/31/2010 - $194,140,941)	$174,533,231	$158,900,000
Preferred equity investments (cost: 12/31/2011 - $8,554,984; 12/31/2010 - $14,166,536)	8,277,037	12,591,448

Total real estate investments	182,810,268	171,491,448

CASH AND CASH EQUIVALENTS	27,404,667	28,881,784

OTHER ASSETS, NET	2,765,427	2,416,157

Total assets	$212,980,362	$202,789,389

LIABILITIES & PARTNERS’ EQUITY

INVESTMENT LEVEL DEBT
(net of unamortized discount: 12/31/11 $4,956; 12/31/10 $10,237)	$33,464,270	$30,565,616

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	2,148,095	2,870,545

DUE TO AFFILIATES	612,946	597,136

OTHER LIABILITIES	952,223	1,028,318

Total liabilities	$37,177,534	$35,061,615

COMMITMENTS AND CONTINGENCIES

NET ASSETS, REPRESENTING PARTNERS’ EQUITY:

GENERAL PARTNERS’ CONTROLLING INTEREST	172,188,679	165,027,953

NONCONTROLLING INTEREST	3,614,149	2,699,821

	175,802,828	167,727,774

Total liabilities and partners’ equity	$212,980,362	$202,789,389

NUMBER OF SHARES OUTSTANDING AT END OF PERIOD	5,335,263	5,815,305

SHARE VALUE AT END OF PERIOD	$32.27	$28.38

The accompanying notes are an integral part of these consolidated financial statements.

B3 - Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2011	2010	2009
INVESTMENT INCOME:
Revenue from real estate and improvements	$23,236,660	$23,887,391	$25,607,535
Equity in income of preferred equity investments	1,109,254	1,010,274	1,031,368
Interest income	27,022	30,637	39,502

Total investment income	24,372,936	24,928,302	26,678,405

INVESTMENT EXPENSES:
Operating	6,086,034	6,247,020	6,791,045
Investment management fee	2,373,128	2,315,378	2,607,256
Real estate taxes	1,992,163	2,386,515	2,747,956
Administrative	3,990,437	4,619,659	4,882,308
Interest expense	1,371,821	988,594	1,682,562

Total investment expenses	15,813,583	16,557,166	18,711,127

NET INVESTMENT INCOME	8,559,353	8,371,136	7,967,278

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net proceeds from real estate investments sold	—	16,981,750	10,008,560
Less: Cost of real estate investments sold	—	20,366,393	38,102,511

Gain (loss) realized from real estate investments sold	—	(3,384,643)	(28,093,951)
Less: Reversal of prior periods’ unrealized gain (loss) on real estate investments sold	—	(5,710,830)	(23,870,681)

Net gain (loss) recognized on real estate investments sold	—	2,326,187	(4,223,270)

Change in unrealized gain (loss) on real estate investments held	14,773,499	5,707,392	(44,916,708)

NET REALIZED AND UNREALIZED GAIN (LOSS)	14,773,499	8,033,579	(49,139,978)

INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$23,332,852	$16,404,715	$(41,172,700)

Amounts attributable to noncontrolling interest:
Net investment income (loss) attributable to noncontrolling interest	330,064	401,727	716,588
Net recognized gain (loss) attributable to noncontrolling interest	—	—	30,926
Net unrealized gain (loss) attributable to noncontrolling interest	842,062	679,307	(3,186,178)

Net increase (decrease) in net assets resulting from operations attributable to the noncontrolling interest	$1,172,126	$1,081,034	$(2,438,664)

Amounts attributable to general partners’ controlling interest:
Net investment income attributable to general partners’ controlling interest	8,229,289	7,969,409	7,250,690
Net recognized gain (loss) attributable to general partners’ controlling interest	—	2,326,187	(4,254,196)
Net unrealized gain (loss) attributable to general partners’ controlling interest	13,931,437	5,028,085	(41,730,530)

Net increase (decrease) in net assets resulting from operations attributable to general partners’ controlling interest	$22,160,726	$15,323,681	$(38,734,036)

The accompanying notes are an integral part of these consolidated financial statements.

B4 - Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended December 31,
	2011			2010			2009
	General Partners’ Controlling Interest	Non-controlling Interest	Total	General Partners’ Controlling Interest	Noncontrolling Interest	Total	General Partners’ Controlling Interest	Noncontrolling Interest	Total
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS:
Net investment income (loss)	$8,229,289	$330,064	$8,559,353	$7,969,409	$401,727	$8,371,136	$7,250,690	$716,588	$7,967,278
Net realized and unrealized gain (loss) from real estate investments	13,931,437	842,062	14,773,499	7,354,272	679,307	8,033,579	(45,984,726)	(3,155,252)	(49,139,978)

Increase (decrease) in net assets resulting from operations	22,160,726	1,172,126	23,332,852	15,323,681	1,081,034	16,404,715	(38,734,036)	(2,438,664)	(41,172,700)

INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS:

Distributions	(15,000,000)	—	(15,000,000)	(17,500,000)	—	(17,500,000)	(8,000,000)	—	(8,000,000)
Contributions from noncontrolling interest	—	—	—	—	—	—	—	15,000	15,000
Distributions to noncontrolling interest	—	(257,798)	(257,798)	—	(479,122)	(479,122)	—	(402,690)	(402,690)

Increase (decrease) in net assets resulting from capital transactions	(15,000,000)	(257,798)	(15,257,798)	(17,500,000)	(479,122)	(17,979,122)	(8,000,000)	(387,690)	(8,387,690)

INCREASE (DECREASE) IN NET ASSETS	7,160,726	914,328	8,075,054	(2,176,319)	601,912	(1,574,407)	(46,734,036)	(2,826,354)	(49,560,390)

NET ASSETS - Beginning of period	165,027,953	2,699,821	167,727,774	167,204,272	2,097,909	169,302,181	213,938,308	4,924,263	218,862,571

NET ASSETS - End of period	$172,188,679	$3,614,149	$175,802,828	$165,027,953	$2,699,821	$167,727,774	$167,204,272	$2,097,909	$169,302,181

The accompanying notes are an integral part of these consolidated financial statements.

B5 - Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase in net assets from operations	$23,332,852	$16,404,715	$(41,172,700)
Adjustments to reconcile net increase in net assets to net cash from operating activities

Net realized and unrealized loss (gain)	(14,773,499)	(8,033,579)	49,139,978
Amortization of discount on investment level debt	5,281	(8,407)	24,650
Amortization of deferred financing costs	36,550	43,970	63,888
(Increase) decrease in accrued interest included in preferred equity investment	(257,109)	72,163	85,506
Bad debt expense	68,800	123,552	94,787
(Increase) decrease in:
Other assets	(454,621)	46,309	147,375
Increase (decrease) in:
Accounts payable and accrued expenses	(449,261)	(515,246)	(383,740)
Due to affiliates	15,810	(5,965)	(248,494)
Other liabilities	(76,095)	3,039	46,937

Net cash flows provided by (used in) operating activities	7,448,708	8,130,551	7,798,187

CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from real estate investments sold	—	16,981,750	10,008,560
Additions to real estate and improvements	(2,430,061)	(2,522,678)	(3,385,840)
Return of investment in preferred equity	5,868,661	—	—

Net cash flows provided by (used in) investing activities	3,438,600	14,459,072	6,622,720

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions	(15,000,000)	(17,500,000)	(8,000,000)
Proceeds from investment level debt	19,000,000	429,328	—

Principal payments on investment level debt	(16,106,627)	(680,204)	(9,247,578)
Contributions from noncontrolling interest	—	—	15,000
Distributions to noncontrolling interest	(257,798)	(479,122)	(402,690)

Net cash flows provided by (used in) financing activities	(12,364,425)	(18,229,998)	(17,635,268)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,477,117)	4,359,625	(3,214,361)

CASH AND CASH EQUIVALENTS - Beginning of period	28,881,784	24,522,159	27,736,520

CASH AND CASH EQUIVALENTS - End of period	$27,404,667	$28,881,784	$24,522,159

The accompanying notes are an integral part of these consolidated financial statements.

B6 - Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED SCHEDULE OF INVESTMENTS

	December 31,		2011 Total Rentable Square Feet Unless Otherwise	December 31, 2011		December 31, 2010
Property Name	2011 Ownership	City, State	Indicated (Unaudited)	Cost	Estimated Fair Value	Cost	Estimated Fair Value

OFFICES
750 Warrenville	WO	Lisle, IL	103,193	$26,406,742	$7,200,000	$26,339,685	$7,200,000
Summit @ Cornell Oaks	WO	Beaverton, OR	72,109	13,488,141	8,569,729	12,937,126	6,700,000
Westpark	WO	Brentwood, TN	97,199	15,144,132	13,363,502	14,585,669	10,400,000
Financial Plaza	WO	Brentwood, TN	98,049	12,950,174	10,700,000	12,854,615	9,500,000

	Offices % as of 12/31/11		23%	67,989,189	39,833,231	66,717,095	33,800,000

APARTMENTS
Dunhill Trace Apartments	WO	Raleigh, NC	250 Units	16,829,100	20,200,000	16,649,083	17,400,000
Broadstone Crossing	WO	Austin, TX	225 Units	22,872,160	25,300,000	22,854,377	23,500,000
The Reserve At Waterford Lakes	WO	Charlotte, NC	140 Units	13,992,552	11,200,000	13,850,701	10,200,000

	Apartments % as of 12/31/11		33%	53,693,812	56,700,000	53,354,161	51,100,000

RETAIL
Hampton Towne Center	WO	Hampton, VA	174,540	18,209,961	17,700,000	18,197,093	16,300,000
White Marlin Mall	CJV	Ocean City, MD	197,098	23,905,783	27,800,000	23,707,485	26,200,000
Westminster Crossing East, LLC	CJV	Westminster, MD	89,890	15,077,125	15,200,000	15,068,438	14,600,000
CARS Preferred Equity	PE	Various	N/A	8,554,984	8,277,037	14,166,536	12,591,448
Harnett Crossing	WO	Dunn, NC	193,325	6,429,474	3,300,000	6,239,696	3,300,000

	Retail % as of 12/31/11		42%	72,177,327	72,277,037	77,379,248	72,991,448

HOTEL
Portland Crown Plaza	CJV	Lake Oswego, OR	161 Rooms	10,992,469	14,000,000	10,856,973	13,600,000

	Hotel % as of 12/31/11		8%	10,992,469	14,000,000	10,856,973	13,600,000

Total Real Estate Investments at Estimated Fair Value as a Percentage of General Partners’ Controlling Interest as of 12/31/11			106%	$204,852,797	$182,810,268	$208,307,477	$171,491,448

WO - Wholly Owned Investment
CJV - Consolidated Joint Venture
PE - Preferred equity investments accounted for under the equity method

The accompanying notes are an integral part of these consolidated financial statements.

B7 - Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED SCHEDULE OF INVESTMENTS

			December 31, 2011		December 31, 2010
	Face Amount	Maturity Date	Cost	Estimated Fair Value	Cost	Estimated Fair Value
CASH AND CASH EQUIVALENTS - Percentage of General Partner’s Controlling Interest				15.9%		17.5%

Federal Home Loan Bank, 0 coupon bond	$697,000	January, 2012	$697,000	$697,000	$8,181,000	$8,181,000

Federal Home Loan Bank, 0 coupon bond	10,000,000	January, 2012	10,000,000	10,000,000	4,999,740	4,999,740

Federal Home Loan Bank, 0 coupon bond	16,000,000	March, 2012	15,999,413	15,999,413	4,676,891	4,676,891
Federal Home Loan Bank, 0 coupon bond			—	—	9,997,022	9,997,022

Total Cash Equivalents			26,696,413	26,696,413	27,854,653	27,854,653

Cash			708,254	708,254	1,027,131	1,027,131

Total Cash and Cash Equivalents			$27,404,667	$27,404,667	$28,881,784	$28,881,784

The accompanying notes are an integral part of these consolidated financial statements.

B8 - Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2011, 2010, and 2009

Note 1: Organization

On April 29, 1988, The Prudential Variable Contract Real Property Partnership (the “Partnership”), a general partnership organized under New Jersey law, was formed through an agreement among The Prudential Insurance Company of America (“Prudential”), an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“PFI”), Pruco Life Insurance Company (“Pruco Life”), a wholly-owned subsidiary of Prudential, and Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”), a wholly-owned subsidiary of Prudential. The Partnership was established as a means by which assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts issued by the respective companies could be invested in a commingled pool. The partners in the Partnership are Prudential, Pruco Life and Pruco Life of New Jersey (collectively the “General Partners”). The General Partners may make additional daily cash contributions to or withdrawals from the Partnership in accordance with the provisions of the Partnership Agreement.

The Partnership’s policy is to invest at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.

The per share net asset value of the Partnership’s shares is determined daily, consistent with the Partnership Agreement. On each day during which the New York Stock Exchange is open for business, the net asset value of the Partnership is estimated using the estimated fair value of its assets, principally as described in Notes 2A, 2B and 2E below, reduced by any liabilities of the Partnership. The periodic adjustments to property values described in Notes 2A, 2B and 2E below and other adjustments to previous estimates are made on a prospective basis. There can be no assurance that all such adjustments to estimates will be made timely.

Shares of the Partnership are held by The Prudential Variable Contract Real Property Account, Pruco Life Variable Contract Real Property Account and Pruco Life of New Jersey Variable Contract Real Property Account (the “Real Property Accounts”) and may be purchased and sold at the then current per share net asset value of the Partnership’s net assets. Per share net asset value is calculated by dividing the net asset value of net assets of the Partnership as determined above by the number of shares outstanding. A contract owner participates in the Partnership through interests in the Real Property Accounts.

PREI ® is the real estate advisory unit of Prudential Investment Management, Inc. (“PIM”), which is an indirectly owned subsidiary of PFI. PREI provides investment advisory services to the Partnership’s partners pursuant to the terms of the Advisory Agreement as described in Note 11.

Note 2: Summary of Significant Accounting Policies

A.
Basis of Presentation - The accompanying consolidated financial statements of the Partnership included herein have been prepared in accordance with the requirements of Form 10-K and accounting principles generally accepted in the United States of America that are applicable to investment companies. The Partnership has evaluated subsequent events through March 6, 2012, the date these financial statements were available to be issued.

B9 - Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2011, 2010, and 2009

Note 2: Summary of Significant Accounting Policies (continued)

B.
Management’s Use of Estimates in the Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

C.
Accounting Pronouncements Adopted - In January 2010, the FASB issued updated guidance that requires new fair value disclosures about significant transfers between Level 1 and 2 measurement categories and separate presentation of purchases, issuances, and settlements within the rollforward of Level 3 activity. Also, this updated fair value guidance clarifies the disclosure requirements about level of disaggregation and valuation techniques and inputs. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except disclosures about purchases, sales, issuances, and settlements in the rollforward of Level 3 activity, which are effective for interim and annual reporting periods beginning after December 15, 2010. The Partnership adopted this guidance on January 1, 2010. The required disclosure is provided in Note 5.

D.
New Accounting Pronouncement - In May 2011, the FASB issued updated guidance regarding the fair value measurements and disclosure requirements. The updated guidance clarifies existing guidance related to the application of fair value measurement methods and requires expanded disclosures. This new guidance is effective for annual reporting periods beginning after December 15, 2011 and should be applied prospectively. The Partnership expects this guidance could have an impact on its financial statement disclosures but limited, if any, impact on the Partnership’s consolidated financial position or results of operations.

E.
Real Estate Investments - Real estate investments are carried at fair value. Properties owned are initially recorded at the purchase price plus closing costs. Development costs and major renovations are capitalized as a component of cost, and routine maintenance and repairs are charged to expense as incurred. Real estate costs include the cost of acquired property, including all the tangible and intangible assets. Tangible assets include the value of all land, building and tenant improvements at the time of acquisition. Intangible assets include the value of any above and below market leases, in-place leases, and tenant relationships at the time of acquisition.

In general, fair value estimates are based upon property appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of PIM is responsible to assure that the valuation process provides independent and reasonable property fair value estimates. An unaffiliated third party been appointed by PIM to assist the Chief Real Estate Appraiser in maintaining and monitoring the independence and the accuracy of the appraisal process. The fair value of real estate investments does not reflect the transaction sale costs, which may be incurred upon disposition of the real estate investments.

B10 - Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2011, 2010, and 2009

Note 2: Summary of Significant Accounting Policies (continued)

E.	Real Estate Investments (continued)

The purpose of an appraisal is to estimate the fair value of real estate as of a specific date. In accordance with FASB authoritative guidance on fair value measurements and disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The estimate of fair value is based on the conventional approaches to value, all of which require the exercise of subjective judgment. The three approaches are: (1) current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable real estate in the market. In the reconciliation of these three approaches, the independent appraiser uses one or a combination of them, to come up with the approximated value for the type of real estate in the market. Key inputs and assumptions include rental income and expense amounts, related rental income and expense growth rates, discount rates and capitalization rates.

In general, the input values used in the appraisal process are unobservable, therefore unless indicated otherwise; real estate investments are classified as Level 3 (see Note 5 for detail) under the FASB authoritative guidance for fair value measurements.

Unconsolidated preferred equity investments are carried at fair value and are generally valued at the Partnership’s equity in net assets as reflected in the investments’ financial statements with the property valued as described above. Under the equity method, the investment is initially recorded at the original investment amount, plus or minus additional amounts invested or distributed, and is subsequently adjusted for the Partnership’s share of undistributed earnings or losses, including unrealized appreciation and depreciation, from the investment.

As described above, the estimated fair value of real estate and real estate related assets is generally determined through an appraisal process. These estimated market values may vary significantly from the prices at which the real estate investments would sell, since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. These variances could be material to the financial statements. Although the estimated market values represent subjective estimates, management believes these estimated market values are reasonable approximations of market prices and the aggregate estimated value of investments in real estate is fairly presented as of December 31, 2011 and 2010.

B11 - Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2011, 2010, and 2009

Note 2: Summary of Significant Accounting Policies (continued)

F.
Cash and Cash Equivalents - Cash and cash equivalents are comprised of all short-term investments and investments in money market funds with a maximum maturity of three months. Cash equivalents consist of investments in the Prudential Investment Liquidity Pool offered and managed by an affiliate of PFI and are accounted for at fair value.

G.
Other Assets - Other assets includes both cash for operating and capital expenditures maintained by wholly-owned and consolidated joint ventures, tenant security deposits by both the wholly-owned and consolidated joint ventures, restricted cash for wholly-owned and consolidated joint ventures reserved for future payments of investment level debt, real estate taxes and insurance premiums, as well as, tenant receivables maintained by both wholly-owned and consolidated joint ventures. As of December 31, 2011 and 2010, cash and restricted cash held by consolidated joint ventures was $522,232 and $486,073, respectively. The balances for tenant security deposits held by wholly-owned and consolidated joint ventures was $87,600 and $94,030, respectively, for the same period. The balance for cash and restricted cash held by wholly-owned entities was $519,324 and $452,416, respectively, for the same period. The balance for tenant receivables held by wholly-owned and consolidated joint ventures was $684,566 and $605,556 for the same period, which are shown net of allowance for uncollectible accounts of $65,622 and $134,422 for the same period.

H.
Investment Level Debt - Investment level debt includes mortgage loans payable on wholly owned properties and consolidated partnerships and is stated at the principal amount, net of unamortized discount, of the obligations outstanding. At times the Partnership may assume debt in connection with the purchase of real estate.

I.
Revenue and Expense Recognition - Revenue from real estate is recognized when earned in accordance with the terms of the respective leases. Operating expenses are recognized as incurred. Revenue from certain real estate investments is net of all or a portion of related real estate expenses, as lease arrangements vary as to responsibility for payment of these expenses between tenants and the Partnership. Since real estate investments are stated at estimated fair value, net income is not reduced by depreciation or amortization expense. Interest expenses are accrued periodically based on the contractual interest rate and terms of the loans. Interest expenses are included in Net Investment Income in the Consolidated Statement of Operations.

J.
Equity in Income of Preferred Equity Investments - Equity in income of preferred equity investments represents the Partnership’s share of the current year’s preferred equity investment income as provided for under the terms of the agreement. Frequency of distribution of income is determined by the formal agreement or by the executive committee of the investment. Any cash distributed by the preferred equity investment in excess of the amount of income generated from the investment is treated as a return of the Partnership’s preferred equity investment

B12 - Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2011, 2010, and 2009

Note 2: Summary of Significant Accounting Policies (continued)

K.
Income Taxes - The Partnership is not a taxable entity under the provisions of the Internal Revenue Code. The income and capital gains and losses of the Partnership are attributed, for federal income tax purposes, to the Partners in the Partnership. The Partnership may be subject to state and local taxes in jurisdictions in which it operates.

Note 3: Other

During the year ended December 31, 2011, the Partnership identified that the preferred equity investment was utilizing a lower interest rate than what was stated in the amended agreement. Because the impact of such amount is not material to the Partnership’s financial statements for the current or prior years, the Partnership recorded an adjustment during the year ended December 31, 2011. Had the adjustment to the interest rate been recorded in previous periods, the overall impact on previous periods would have been an increase of $298,733 to the “Preferred equity investments” on the Consolidated Statements of Assets and Liabilities” and “Equity in Income of Preferred Equity Investments” on the Consolidated Statements of Operations.

Note 4: Disclosure of Supplemental Cash Flow and Non-Cash Investing and Financing Activity

Cash paid for interest during the years ended December 31, 2011, 2010, and 2009, was $1,335,269, $944,623, and $1,618,673, respectively.

Note 5: Fair Value Measurements

FASB authoritative guidance on fair value measurements and disclosures establishes a fair value measurement framework, provides a single definition of fair value and requires expanded disclosure summarizing fair value measurements. This guidance provides a three-level hierarchy based on the inputs used in the valuation process. The level in the fair values hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the entity for identical assets or liabilities. These generally provide the most reliable evidence and should be used to measure fair value whenever available.

Level 2 – Fair value is based on inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data.

Level 3 – Fair value is based on significant unobservable inputs for the asset or liability. These inputs reflect the entity’s own assumptions about how market participants would price the asset or liability.

For items classified as Level 3, a reconciliation of the beginning and ending balances, as shown in table 2 below, is also required.

During the year ended December 31, 2011 and 2010, there were no transfers between Level 1 and Level 2.

Please refer to Note 2E for discussion of valuation methodology.

B13 - Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2011, 2010, and 2009

Note 5: Fair Value Measurements (continued)

Table 1 below summarizes the assets measured at fair value on a recurring basis and their respective position in the fair value hierarchy.

Table 1

			(in 000’s)
		Fair value measurements at December 31, 2011 using
Assets:	Cost at 12/31/11	Amounts measured at fair value 12/31/2011	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)

Real estate and improvements	$196,298	$174,533	$—	$—	$174,533
Preferred equity investments	8,555	8,277	—	—	8,277
Cash equivalents	26,696	26,696	26,696	—	—

Total	$231,549	$209,506	$26,696	$—	$182,810

			(in 000’s)
		Fair value measurements at December 31, 2010 using
Assets:	Cost at 12/31/10	Amounts measured at fair value 12/31/2010	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)

Real estate and improvements	$194,141	$158,900	$—	$—	$158,900
Preferred equity investments	14,166	12,591	—	—	12,591
Cash equivalents	27,855	27,855	27,855	—	—

Total	$236,162	$199,346	$27,855	$—	$171,491

B14 - Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2011, 2010, and 2009

Note 5: Fair Value Measurements (continued)

Table 2 below provides a reconciliation of the beginning and ending balances for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended December 31, 2011 and December 31, 2010.

Table 2

	(in 000’s)
	Fair value measurements using significant unobservable inputs
	(Level 3)
	Real estate and improvements	Preferred equity investments	Total

Beginning balance @ 1/1/11	$158,900	$12,591	$171,491

Net gains (losses) realized/unrealized included in earnings (or changes in net assets)	13,477	1,297	14,774
Equity income (losses)/interest income	—	1,109	1,109
Acquisitions, issuances and contributions	2,156	—	2,156
Dispositions, settlements and distributions	—	(6,720)	(6,720)

Ending balance @ 12/31/11	$174,533	$8,277	$182,810

Unrealized gains (losses) for the period relating to level 3 assets still held at the reporting date	$13,477	$1,297	$14,774

	(in 000’s)
	Fair value measurements using significant unobservable inputs
	(Level 3)
	Real estate and improvements	Preferred equity investments	Total

Beginning balance @ 1/1/10	$167,100	$10,045	$177,145

Net gains (losses) realized/unrealized included in earnings (or changes in net assets)	5,415	2,619	8,034
Equity income (losses)/interest income	—	1,010	1,010
Acquisitions, issuances and contributions	3,367	—	3,367
Dispositions, settlements and distributions	(16,982)	(1,083)	(18,065)

Ending balance @ 12/31/10	$158,900	$12,591	$171,491

Unrealized gains (losses) for the period relating to level 3 assets still held at the reporting date	$3,088	$2,619	$5,707

B15 - Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2011, 2010, and 2009

Note 6: Investment Level Debt

Investment level debt includes mortgage loans payable as summarized below (in 000’s):

	As of 12/31/11		As of 12/31/10	As of 12/31/11
	100% Principal Balance Outstanding	(Unaudited) Partnership’s Share of Principal Balance Outstanding 1	100% Principal Balance Outstanding	Interest Rate 2, 3	Maturity
					Date	Terms 4

Mortgages of Wholly Owned Properties & Consolidated Partnerships
Hampton, VA	$5,587	$5,587	$6,191	6.75%	2018	PP, P&I
Ocean City, MD	18,882	13,714	15,385	5.49%	2021	P&I
Raleigh, NC	9,000	9,000	9,000	DMBS +142%	2013	I
Unamortized Premium (Discount)	(5)	(5)	(10)

Total	$33,464	$28,296	$30,566

1.
Represents the Partnership’s interest in the loan based upon the estimated percentage of net assets which would be distributed to the Partnership if the partnership were liquidated at December 31, 2011. It does not represent the Partnership’s legal obligation.

2.
The Partnership’s weighted average interest rate was 4.94% and 3.68% at December 31, 2011 and 2010, respectively. The weighted average interest rates were calculated using the Partnership’s annualized interest expense for each loan (derived using the same percentage as that in (1) above) divided by the Partnership’s share of total debt.

3.	At December 31, 2011, the Discounted Mortgage-Backed Security (“DMBS”) rate is 1.55%.

4.	Loan Terms PP=Prepayment penalties applicable to loan, I=Interest only, P&I=Principal and Interest

B16 - Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2011, 2010, and 2009

Note 6: Investment Level Debt (continued)

As of December 31, 2011 principal amounts of mortgage loans payable on wholly owned properties and consolidated partnerships are payable as follows:

Year Ending December 31,	(in 000’s)
2012	892
2013	9,954
2014	1,016
2015	1,084
2016	1,153
Thereafter	19,370

Total Principal Balance Outstanding	$33,469
Premium (Discount)	(5)

Principal Balance Outstanding, net of premium (discount)	$33,464

The mortgage loans payable of wholly owned properties and consolidated partnerships are secured by real estate investments with an estimated fair value of $65.7 million.

Based on borrowing rates available to the Partnership at December 31, 2011 for loans with similar terms and average maturities, the Partnership’s mortgages on wholly owned properties and consolidated partnerships have an estimated fair value of approximately $33.4 million, and a carrying value of $33.5 million. Different assumptions or changes in future market conditions could significantly affect estimated fair value.

Note 7: Financing, Covenant, and Repayment Risks

In the normal course of business, the Partnership enters into loan agreements with certain lenders to finance its real estate investment transactions. Unfavorable economic conditions could increase related borrowing costs, limit access to the capital markets or result in a decision by lenders not to extend credit to the Partnership. There is no guarantee that the Partnership’s borrowing arrangements or ability to obtain leverage will continue to be available, or if available, will be available on terms and conditions acceptable to the Partnership. Further, these loan agreements contain, among other conditions, events of default and various covenants and representations. In the normal course of business, the Partnership may be in the process of renegotiating terms for loans outstanding that have passed their maturity dates. At December 31, 2011 the Partnership had no outstanding matured loans.

A decline in market value of the Partnership’s assets may also have particular adverse consequences in instances where the Partnership borrowed money based on the fair value of specific assets. A decrease in market value of these assets may result in the lender requiring the Partnership to post additional collateral or otherwise repay these loans.

In the event the Partnership’s current investment obligations are not refinanced or extended when they become due and/or the Partnership is required to repay such borrowings and obligations, management anticipates that the repayment of these obligations will be provided by operating cash flow, new debt refinancing, and real estate investment sales.

B17 - Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2011, 2010, and 2009

Note 8: Concentration of Risk on Real Estate Investments

Concentration of risk on real estate investments represents the risk associated with investments that are concentrated in certain geographic regions and industries. The Partnership mitigates this risk by diversifying its investments in various regions and different types of real estate investments. Please refer to the Schedule of Investments for the Partnership’s diversification on the types of real estate investments.

At December 31, 2011, the Partnership had real estate investments located throughout the United States. The diversification of the Partnership’s holdings based on the estimated fair values and established NCREIF regions is as follows:

Region	Estimated Fair Value (in 000’s)	Region %
East North Central	$8,564	4.68%
Mideast	97,159	53.15%
Mountain	989	0.54%
Northeast	170	0.09%
Pacific	23,254	12.72%
Southeast	25,432	13.91%
Southwest	27,219	14.89%
West North Central	23	0.01%

Total	$182,810	100.00%

The allocations above are based on (1) 100% of the estimated fair value of wholly-owned properties and consolidated joint ventures, and (2) the estimated fair value of the Partnership’s equity in preferred equity investments.

B18 - Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2011, 2010, and 2009

Note 9: Leasing Activity

The Partnership leases space to tenants under various operating lease agreements. These agreements, without giving effect to renewal options, have expiration dates ranging from January 1, 2012 to December 31, 2025. At December 31, 2011, the aggregate future minimum base rental payments under non-cancelable operating leases for wholly owned and consolidated joint venture properties by year are as follows:

Year Ending December 31,	(in 000’s)
2012	$11,282
2013	11,060
2014	10,328
2015	7,418
2016	5,286
Thereafter	11,245

Total	$56,619

Note 10: Commitments and Contingencies

The Partnership is subject to various legal proceedings and claims arising in the ordinary course of business. These matters are generally covered by insurance. In the opinion of Partnership’s management, the outcome of such matters will not have a significant effect on the financial position of the Partnership.

Note 11: Related Party Transactions

Pursuant to an investment management agreement, PIM charges the Partnership a daily investment management fee at an annual rate of 1.25% of the average daily gross asset valuation of the Partnership. For the years ended December 31, 2011, 2010, and 2009 management fees incurred by the Partnership were $2.4 million, $2.3 million, and $2.6 million for each of the years, respectively. The Partnership also reimburses PIM for certain administrative services rendered by PIM. The amounts incurred for the years ended December 31, 2011, 2010, and 2009 were $53,630, $53,630, and $53,630; respectively, and are classified as administrative expenses in the Consolidated Statements of Operations.

B19 - Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2011, 2010, and 2009

Note 12: Financial Highlights

	For The Twelve Months Ended December 31,
	2011	2010	2009	2008	2007
Per Share(Unit) Operating Performance:
Net Asset Value attributable to general partners’ controlling interest, beginning of period	$28.38	$25.88	$31.65	$36.55	$33.87
Income From Investment Operations:
Net investment income attributable to general partners’ controlling interest, before management fee	1.86	1.66	1.49	2.15	2.37
Investment Management fee attributable to general partners’ controlling interest	(0.42)	(0.35)	(0.39)	(0.51)	(0.50)
Net realized and unrealized gain (loss) on investments attributable to general partners’ controlling interest	2.45	1.19	(6.87)	(6.54)	0.81

Net Increase (decrease) in Net Assets Resulting from Operations attributable to general partners’ controlling interest	3.89	2.50	(5.77)	(4.90)	2.68

Net Asset Value attributable to general partners’ controlling interest, end of period	$32.27	$28.38	$25.88	$31.65	$36.55

Total Return attributable to general partners’ controlling interest, before Management Fee:	15.25%	10.96%	-17.04%	-12.14%	9.44%

Total Return attributable to general partners’ controlling interest, after Management Fee (a):	13.71%	9.59%	-18.24%	-13.40%	7.91%

Ratios/Supplemental Data:

Net Assets attributable to general partners’ controlling interest, end of period (in millions)	$172	$165	$167	$214	$247
Ratios to average net assets for the period ended (b):
Total Portfolio Level Expenses	1.66%	1.63%	1.60%	1.44%	1.55%
Net Investment Income, before Management Fee	6.22%	6.15%	5.29%	5.87%	6.76%

(a)	Total Return, after management fee is calculated by geometrically linking quarterly returns which are calculated using the formula below:

Net Investment Income + Net Realized and Unrealized Gains/(Losses)
Beg. Net Asset Value + Time Weighted Contributions - Time Weighted Distributions

(b)	Average net assets are based on beginning of quarter net assets.

Note 13: Subsequent Events

On March 5, 2012, the Partnership received final payment of $8,571,929 on the CARS Investment. This payment represents the principal balance of $8,563,973 plus accrued interest of $7,956.

B20 - Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
SCHEDULE III - REAL ESTATE OWNED: PROPERTIES
DECEMBER 31, 2011

	Initial Costs to the Partnership				Costs Capitalized	Gross Amount at Which Carried at Close of Year
Description	Encumbrances at 12/31/11		Land	Building & Improvements	Subsequent to Acquisition	Land	Building & Improvements	Total		Year of construction	Date Acquired
Properties:
Office Building
Lisle, IL	None		1,780,000	15,743,881	8,882,861	1,949,206	24,457,536	26,406,742		1985	Apr., 1988
Garden Apartments
Raleigh, NC	8,995,044	b	1,623,146	14,135,553	1,070,400	1,817,119	15,011,980	16,829,099		1995	Jun., 1995
Hotel
Lake Oswego, OR			1,500,000	6,508,729	2,983,740	1,500,000	9,492,469	10,992,469		1989	Dec., 2003
Office Building
Brentwood, TN	None		1,797,000	6,588,451	6,758,681	1,855,339	13,288,793	15,144,132		1982	Oct., 1995
Office Building
Beaverton, OR	None		816,415	9,897,307	2,774,419	845,887	12,642,254	13,488,141		1995	Dec., 1996
Office Complex
Brentwood, TN	None		2,425,000	7,063,755	3,461,420	2,463,601	10,486,574	12,950,175		1987	Oct., 1997
Retail Shopping Center
Hampton, VA	5,586,902		2,339,100	12,767,956	3,102,905	4,839,418	13,370,543	18,209,961		1998	May, 2001
Retail Shopping Center
Westminster, MD			3,031,735	9,326,605	2,718,785	3,031,735	12,045,390	15,077,125		2005	June, 2006
Retail Shopping Center
Ocean City, MD	18,882,325		1,517,099	8,495,039	13,893,645	1,524,555	22,381,228	23,905,783		1986	Nov., 2002
Garden Apartments
Austin, TX			2,577,097	20,125,169	169,894	2,577,097	20,295,063	22,872,160		2007	May, 2007
Retail Shopping Center
Dunn, NC	None		586,500	5,372,344	470,630	385,559	6,043,915	6,429,474		1984	Aug., 2007
Garden Apartments
Charlotte, NC			1,350,000	12,184,750	457,802	1,356,620	12,635,932	13,992,552		1998	Sep., 2007

	33,464,271		21,343,092	128,209,539	46,745,182	24,146,136	172,151,677	196,297,813	a

	2011	2010	2009

a Balance at beginning of year	194,140,941	211,091,543	245,808,214
Improvements, etc.	2,156,872	3,415,791	3,385,840
Sale	—	(20,366,393)	(38,102,511)

Balance at end of year	196,297,813	194,140,941	211,091,543

b Net of an unamortized discount of $4,956

B21 - Real Property